UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan

Audited Financial Statements
and Supplemental Schedules
Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Amgen Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Amgen Retirement and Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) and loans or fixed income obligations in default or classified as uncollectible as of December 31, 2019, and schedules of assets (acquired and disposed of within year) for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1989, but we are unable to determine the specific year.
Los Angeles, California
June 16, 2020

Amgen Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments at fair value	$5,518,634,156	$4,459,347,913
Investments in fully benefit-responsive investment contracts at contract value	362,338,602	334,140,140
Notes receivable from participants	35,777,947	36,915,432
Other – principally due from broker	6,958,954	12,500,546
Total assets	5,923,709,659	4,842,904,031
Liabilities
Other – principally due to broker	10,564,863	18,745,633
Total liabilities	10,564,863	18,745,633
Net assets available for benefits	$5,913,144,796	$4,824,158,398
See accompanying notes.

Amgen Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2019
Additions to (deductions from) net assets:
Employer contributions	$179,147,842
Participant contributions	153,491,729
Rollover contributions	34,237,646
Interest and dividend income	53,572,157
Net realized/unrealized gains	1,070,614,453
Interest income on notes receivable from participants	1,904,266
Benefits paid	(393,264,069)
Investment and administrative fees	(10,717,626)
Net increase	1,088,986,398
Net assets available for benefits at beginning of year	4,824,158,398
Net assets available for benefits at end of year	$5,913,144,796
See accompanying notes.

Amgen Retirement and Savings Plan
Notes to Financial Statements
December 31, 2019

1. Description of the Plan
The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective April 1, 1985, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on October 23, 2019. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions, Roth contributions (in accordance with the Code), after-tax contributions or a combination of these types of contributions. A participant’s combined pre-tax contributions and Roth contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $19,000 in 2019. Participant after-tax contributions are subject to IRS and Plan limitations and could not exceed a maximum of $9,000 in 2019. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $6,000 in 2019. Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions. Participants may also contribute pre-tax, Roth and after-tax amounts representing distributions from certain other retirement plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contributions) up to a maximum of $14,000 in 2019. In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions or Roth contributions, including such contributions designated as catch-up contributions, of up to 5% of eligible compensation (Matching Contributions) up to a maximum of $14,000 in 2019.
Also, the Company can, in its discretion, make a special contribution on behalf of a participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.
Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

Vesting
Participants are immediately vested with respect to their contributions and Matching Contributions and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by Amgen, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (i) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (ii) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Participants can invest in any of 16 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios invest in various types of assets, including publicly traded common and preferred stocks, fixed income securities, collective trust funds and investment contracts. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, participants may elect to receive a full or partial distribution of their account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; (d) cash installments over 10 years; or (e) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.
Amgen Stock Dividends
Participants that invest in Amgen stock may elect to receive distributions of cash with respect to dividends the Company pays on Amgen stock or reinvest such dividends to acquire additional shares of Amgen stock.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance (exclusive of amounts related to Roth contributions and earnings thereon) or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to July 1, 2003, bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after July 1, 2003, bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods of up to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustees and Custodians
Bank of America, N.A. is the Plan’s trustee with respect to the self-directed brokerage arrangement and the Amgen Common Stock fund. Merrill Lynch, Pierce, Fenner and Smith, Inc. is the Plan’s custodian with respect to the self-directed brokerage arrangement and the Amgen Common Stock fund. The Northern Trust Company, NA (Northern) is the Plan’s trustee and custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Fair Value Measurement
The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, discussed below. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
As of December 31, 2019 and 2018, the Plan had fully benefit-responsive investment contracts, including synthetic investment contracts and an insurance separate accounts contract (collectively, security-backed contracts). The synthetic investment contracts are comprised of wrapper contracts issued by insurance companies backed by the Plan’s ownership in collective trust funds that invest in fixed income securities. The insurance separate accounts contract is a contract issued by an insurance company backed by specified separate accounts of the issuer which are comprised of fixed income securities. Contract value is the relevant measurement attribute for security-backed contracts because this is the amount participants would receive if they were to initiate qualified transactions related to these investments. The issuers of the Plan’s security-backed contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value, except as discussed below. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan. The contract values of the Plan’s security-backed contracts were as follows:

	December 31,
	2019	2018
Synthetic investment contracts	$271,487,681	$248,593,590
Insurance separate accounts contract	90,850,921	85,546,550
Total fully benefit-responsive investment contracts	$362,338,602	$334,140,140
The security-backed contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value, modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event that, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

Such events may include, but are not limited to: (i) material amendments to the Plan’s structure or administration; (ii) changes in or the creation of competing investment options; (iii) complete or partial termination of the Plan; (iv) removal of a specifically identifiable group of employees from coverage under the Plan; (v) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (vi) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
These security-backed contracts are evergreen contracts with no maturity dates, but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recently issued accounting pronouncement
In July 2018, the Financial Accounting Standards Board issued a new accounting standard that amended the fair value hierarchy disclosure to indicate that certain types of investments, including collective trust funds, should not always be considered to be eligible to use the net asset value per unit as a practical expedient. Furthermore, this standard clarifies that an evaluation should be made of whether a readily determinable fair value exists for such investments or whether the investments qualify for measurement at the practical expedient. The Plan prospectively adopted this standard on January 1, 2019, which resulted in discontinuing the use of the practical expedient for determining the fair values of the Plan’s investments in collective trust funds. Accordingly, the aggregate fair value of such investments was moved from its location as a reconciling item of the fair value hierarchy table to a line item within this table with an assigned fair value measurement level. See Note 3, Fair Value Measurements.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1–Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2–Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2019, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$377,734,377	$—	$—	$377,734,377
Cash and cash equivalents	22,222,565	—	—	22,222,565
Common and preferred stocks	1,132,119,265	3,468,599	—	1,135,587,864
Debt securities	—	27,907	—	27,907
Mutual funds	316,496,761	—	—	316,496,761
Collective trust funds	—	3,237,602,155	—	3,237,602,155
Self-directed brokerage accounts	427,464,488	1,498,039	—	428,962,527
Total assets at fair value	$2,276,037,456	$3,242,596,700	$—	$5,518,634,156

	Fair value measurements at December 31, 2018, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$317,909,793	$—	$—	$317,909,793
Cash and cash equivalents	879,088	—	—	879,088
Common and preferred stocks	962,219,687	—	—	962,219,687
Debt securities	63,161,625	217,690,277	—	280,851,902
Mutual funds	308,833,562	—	—	308,833,562
Self-directed brokerage accounts	343,418,757	695,127	—	344,113,884
Other	7,892	4,848	—	12,740
	$1,996,430,404	$218,390,252	$—	$2,214,820,656
Collective trust funds measured at net asset value				2,244,527,257
Total assets at fair value				$4,459,347,913
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, publicly traded mutual funds, U.S. treasury securities and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Debt securities other than U.S. treasury securities are valued by taking into consideration valuations obtained from third-party pricing services. The pricing services use industry-standard valuation models, including both income- and market-based approaches, for which all significant inputs are observable either directly or indirectly to estimate fair value. The inputs include reported trades of and broker-dealer quotes on the same or similar securities; issuer credit spreads; benchmark securities; and other observable inputs.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received a determination letter from the IRS dated February 22, 2018, stating that, conditioned on the adoption of proposed Plan amendments submitted to the IRS on February 15, 2018, the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. There have been three subsequent amendments to the Plan, including amendments to satisfy the conditions in the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Party-in-Interest Transactions
Parties-in-Interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the trustees certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan makes investments in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions. In addition, Northern enters into security-backed contracts with certain insurance companies on behalf of the Plan.
6. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$5,913,144,796	$4,824,158,398
Adjustment to fair value for fully benefit-responsive investment contracts	6,420,299	(3,969,613)
Amounts allocated to withdrawing participants	(3,099,317)	(878,929)
Deemed loans	(286,100)	(347,317)
Net assets per the Form 5500	$5,916,179,678	$4,818,962,539
The following is a reconciliation of the net investment gain per the financial statements to the Form 5500:

Year Ended December 31, 2019
Interest and dividend income	$53,572,157
Net realized/unrealized gains	1,070,614,453
Net investment income per the financial statements	1,124,186,610
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Less prior-year adjustment	3,969,613
Add current-year adjustment	6,420,299
Total net investment gain per the Form 5500	$1,134,576,522

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

The following is a reconciliation of distributions per the financial statements to the Form 5500:

Year Ended December 31, 2019
Benefits paid	$(393,264,069)
Investment and administrative fees	(10,717,626)
Total distributions per the financial statements	(403,981,695)
Amounts allocated to withdrawing participants at December 31, 2018	878,929
Amounts allocated to withdrawing participants at December 31, 2019	(3,099,317)
Deemed loans at December 31, 2018	347,317
Deemed loans at December 31, 2019	(286,100)
Total distributions per the Form 5500	$(406,140,866)

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
As of December 31, 2019
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value
Amgen stock*	Employer Securities 1,566,908 shares	$377,734,377
			377,734,377

Capital Preservation Asset Class:
Wells Fargo Fixed Income Fund L*	Collective Trust Fund 12,080,537 units	166,411,813
Wells Fargo Fixed Income Fund F*	Collective Trust Fund 7,339,824 units	109,935,150
Metropolitan Life Contract*	Insurance separate accounts investment contract 775,5921 units	92,411,938
NT Collective Short Term Investment Fund*	Collective Trust Fund 28,869,307 units	28,869,307
Wells Fargo BlackRock Short Term Investment Fund S*	Collective Trust Fund 19,020,004 units	19,050,751
Wrapper Contracts*		—
Total Capital Preservation Asset Class			416,678,959

Emerging Markets Equity Asset Class:
J.P. Morgan Emerging Markets Equity Focus Fund*	Collective Trust Fund 2,329,605 units	61,315,196
Blackrock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 4,113,036 units	58,482,439
NT Collective Emerging Markets Fund / Non Lending*	Collective Trust Fund 35,142 units	6,859,287
Total Emerging Markets Equity Asset Class			126,656,922

Fixed Income Asset Class:
Metlife Core Plus Collective Fund*	Collective Trust Fund 12,232,925 units	122,696,241
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 9,608,703 units	122,510,964
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 284,254 units	43,411,246
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 3,417,193 units	34,821,192
Putnam Absolute Return Fixed Income Fund*	Collective Trust Fund 456,729 units	34,821,033
Interest Bearing Cash	Cash and Cash Equivalents 3,412,218 units	3,412,218
NT Collective Short Term Investment Fund*	Collective Trust Fund 134,227 units	134,227
Banc America Alternative Loan Trust Series 2004-6 Class 4A 15.0% Due 10-25-2048*	Corporate Bond 3,208 units	3,316
GMAC Mortgage Loan Trust 2003/J10 4.75% Due 01/25/2019	Corporate Bond 1,396 units	1,412
Kaupthing Bank HF 02/28/2020 In Default	Corporate Bond 310,000 units	775
Residential Accredit Loans Inc. Mortgage Pass Thru 2004-QS3 Class CB 5 Due 03-25-2019 Reg	Corporate Bond 177 units	168
Fannie Mae Preassign 00464 Due 01/25/2036	Government Bond 87 units	86
Indymac Mortgage Backed Securities, Inc. 4.75% Due 02/25/2019	Corporate Bond 95 units	68
Interest-Only Federal Home Loan Mortgage Company Multiclass Series 3219 Class DI 6 04-15-2036	Government Bond 161 units	34

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Interest-Only Federal National Mortgage Association Preassign 00470 06-25-2033	Government Bond 118 units	28
Morgan Stanley Capital I Trust Due 02/12/2044	Corporate Bond 86,429 units	28
Interest-Only Federal National Mortgage Association 2009-18 2024 0325 03-25-2024	Government Bond 493 units	5
Fannie Mae Real Estate Mortgage Investment Conduit Series 2009/9 5% Due 02/25/2024	Government Bond 622 units	5
Total Fixed Income Asset Class			361,813,046

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 934,267 units	142,681,249
Total Fixed Income Index Asset Class			142,681,249

High Yield Asset Class:
Blackrock Funds V High Yield Bond Portfolio Class K	Mutual Fund 9,253,550 units	71,992,619
Mackay Shields High Yield Bond CIT (Fund Code-2196)*	Collective Trust Fund 6,080,602 units	71,872,713
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 40,317 units	6,157,243
Exide Technologies 144A 7.25% Due 04-30-2027	Corporate Bond 98,129 units	14,719
Exide Technologies	Common and Preferred Stock 14,878 shares	10,902
Exide Technologies 11.0% Due 04/30/2022	Corporate Bond 9,077 units	7,262
NT Collective Short Term Investment Fund*	Collective Trust Fund 176 units	176
Total High Yield Asset Class			150,055,634

Inflation Protection Asset Class:
NT Collective Treasury Inflation/Protected Securities Index Fund / Non Lending*	Collective Trust Fund 859,199 units	130,177,192
Total Inflation Protection Asset Class			130,177,192

International Growth Asset Class:
Artisan International Fund*	Collective Trust Fund 3,537,194 units	97,414,313
Reliance Trust Instituitional Retirement Trust GQG Partners International Equity Fund Series 11 Class C	Collective Trust Fund 9,082,037 units	96,542,058
NT Collective EAFE Index Fund / Non Lending*	Collective Trust Fund 53,312 units	18,399,015
Interest Bearing Cash	Cash and Cash Equivalents 225 units	225
Total International Growth Asset Class			212,355,611

International Index Asset Class:
NT Collective All Country World Index (ACWI) Ex/US Fund / Non Lending*	Collective Trust Fund 1,813,530 units	302,424,184
Total International Index Asset Class			302,424,184

International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 1,713,219 units	74,696,356
Altrinsic International Equity Fund Class C*	Collective Trust Fund 5,494,255 units	72,415,376
NT Collective EAFE Index Fund / Non Lending*	Collective Trust Fund 23,692 units	8,176,669

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NT Collective Short Term Investment Fund*	Collective Trust Fund 15,406 units	15,406
Total International Value Asset Class			155,303,807

Large Cap Growth Asset Class:
NT Collective Russell 1000 Growth Index Fund / Non Lending*	Collective Trust Fund 61,564 units	34,057,356
Visa Inc. Class A	156,337 shares	29,375,722
Amazon Inc.	15,098 shares	27,898,688
Microsoft Corporation	139,593 shares	22,013,816
salesforce.com, inc.	134,326 shares	21,846,781
Intuit	72,096 shares	18,884,105
Facebook, Inc.	82,058 shares	16,842,405
UnitedHealth Group Inc.	49,231 shares	14,472,929
ServiceNow, Inc.	50,187 shares	14,168,794
Yum! Brands Inc.	132,915 shares	13,388,528
Illumina, Inc.	38,047 shares	12,621,712
Paypal Holdings Inc.	110,844 shares	11,989,995
NT Collective Short Term Investment Fund*	Collective Trust Fund 11,936,600 units	11,936,600
Abbott Lab	137,171 shares	11,914,673
Autodesk Inc.	64,673 shares	11,864,909
Nike, Inc. Class B	115,753 shares	11,726,936
Alphabet Inc. Class C	8,668 shares	11,589,289
Mondelez International, Inc.	209,731 shares	11,551,983
Adobe Systems Inc.	33,492 shares	11,045,997
Workday Inc. Class A	63,584 shares	10,456,389
Equinix Inc.	17,715 shares	10,340,246
Match Group Inc.	123,677 shares	10,155,118
Alphabet Inc. Class A	7,413 shares	9,928,898
TJX Companies, Inc.	156,872 shares	9,578,604
Becton Dickinson & Company	33,909 shares	9,222,231
Ecolab Inc.	47,449 shares	9,157,183
Danaher Corporation	58,708 shares	9,010,504
Netflix, Inc.	27,241 shares	8,814,370
Booking Holdings Inc.	4,234 shares	8,695,493
FleetCor Technologies, Inc.	29,746 shares	8,558,513
Alibaba Group Holding Limited	38,839 shares	8,237,752
CoStar Group Inc.	13,580 shares	8,124,914
Automatic Data Processing, Inc.	43,721 shares	7,454,431
Regeneron Pharmaceuticals, Inc.	19,377 shares	7,275,676
Edwards Lifesciences Corporation	29,791 shares	6,949,942
Zoetis Inc. Class A	50,406 shares	6,671,234
IHS Markit Limited	85,110 shares	6,413,039
Linde PLC	29,536 shares	6,288,214
Ulta Salon, Cosmetics & Fragrance, Inc.	24,152 shares	6,113,837
Novo Nordisk A/S	103,033 shares	5,963,550
The Estee Lauder Companies Inc.	25,492 shares	5,265,118
Texas Instruments Inc.	36,295 shares	4,656,286

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Monster Beverage Corp	71,375 shares	4,535,881
Align Technology, Inc.	15,296 shares	4,268,196
Floor & Decor Holdings Inc.	78,979 shares	4,012,923
Activision Blizzard Inc.	51,786 shares	3,077,124
Sarepta Therapeutics Inc.	22,818 shares	2,944,435
Mirati Therapeutics Inc.	18,597 shares	2,396,409
Atlassian Corporation PLC Class A	18,545 shares	2,231,705
Twilio Inc. Class A	19,495 shares	1,915,969
Abiomed Inc.	9,998 shares	1,705,559
Sea Limited	25,900 shares	1,041,698
Total Large Cap Growth Asset Class			530,652,659

Large Cap Index Asset Class:
NT Collective S&P 500 Index Fund – Non Lending*	Collective Trust Fund 104,835 units	1,206,637,271
Total Large Cap Index Asset Class			1,206,637,271

Large Cap Value Asset Class:
Alphabet Inc.	Common and Preferred Stock 7,103 shares	9,496,853
NT Collective Russell 1000 Value Index Fund / Non Lending*	Collective Trust Fund 21,811 units	9,146,672
Skyworks Solutions Inc	Common and Preferred Stock 64,600 shares	8,017,729
Qorvo, Inc.	Common and Preferred Stock 64,766 shares	7,527,752
Airbus SE	Common and Preferred Stock 47,761 shares	6,995,258
CVS Health Corporation	Common and Preferred Stock 90,251 shares	6,704,747
Nvidia Corporation	Common and Preferred Stock 21,811 shares	6,526,751
National Oilwell Varco, Inc.	Common and Preferred Stock 258,912 shares	6,485,746
KKR & Company Inc. Class A	Common and Preferred Stock 205,492 shares	5,994,202
Anthem Inc.	Common and Preferred Stock 19,575 shares	5,912,237
Interest Bearing Cash	Cash and Cash Equivalents 5,370,427 units	5,370,427
Hilton Worldwide Holdings Inc.	Common and Preferred Stock 47,627 shares	5,282,311
Facebook, Inc.	Common and Preferred Stock 25,248 shares	5,182,152
Amazon Inc.	Common and Preferred Stock 2,777 shares	5,131,452
Mastercard Inc. Class A	Common and Preferred Stock 16,890 shares	5,043,185
NT Collective Short Term Investment Fund*	Collective Trust Fund 4,958,476 units	4,958,476
Swiss Re AG	Common and Preferred Stock 84,992 shares	4,927,786
Wells Fargo & Company*	Common and Preferred Stock 7,600 shares	4,573,000
The Charles Schwab Corporation	Common and Preferred Stock 43,899 shares	4,541,980
Microsoft Corporation	Common and Preferred Stock 28,726 shares	4,530,090
Marriott International Inc. Class A	Common and Preferred Stock 29,355 shares	4,445,228
Capital One Financial Corporation	Common and Preferred Stock 40,000 shares	4,116,400
Bank of America Corporation*	Common and Preferred Stock 112,500 shares	3,962,250
Visa Inc. Class A	Common and Preferred Stock 20,754 shares	3,899,677
Charter Communications, Inc. Class A	Common and Preferred Stock 8,000 shares	3,880,640
McKesson Corporation	Common and Preferred Stock 27,957 shares	3,867,012

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Microsoft Corporation	Common and Preferred Stock 24,500 shares	3,863,650
FedEx Corporation	Common and Preferred Stock 25,400 shares	3,840,734
Comcast Corporation Class A	Common and Preferred Stock 81,100 shares	3,647,067
Cigna Corporation	Common and Preferred Stock 17,116 shares	3,500,051
AmerisourceBergen Corp.	Common and Preferred Stock 40,750 shares	3,464,565
Sanofi/Aventis	Common and Preferred Stock 66,100 shares	3,242,920
Bristol/Myers Squibb Company	Common and Preferred Stock 50,000 shares	3,209,500
Occidental Petroleum Corporation	Common and Preferred Stock 4,958,476 shares	3,193,775
Oracle Corporation	Common and Preferred Stock 27,738 shares	3,134,721
United Parcel Service Inc. Class B	Common and Preferred Stock 11,400 shares	3,107,007
Booking Holdings Inc.	Common and Preferred Stock 1,363 shares	2,799,234
S&P Global Inc.	Common and Preferred Stock 58,000 shares	2,739,784
Roche Holdings Ltd.	Common and Preferred Stock 64,766 shares	2,687,626
Everest Re Group Ltd	Common and Preferred Stock 9,576 shares	2,651,020
The Goldman Sachs Group Inc.	Common and Preferred Stock 20,700 shares	2,621,202
United Technologies Corporation	Common and Preferred Stock 27,800 shares	2,620,800
Johnson Controls International PLC	Common and Preferred Stock 64,200 shares	2,613,582
Novartis AG	Common and Preferred Stock 27,200 shares	2,575,568
Microchip Technology Inc.	Common and Preferred Stock 24,500 shares	2,565,640
HP Inc.	Common and Preferred Stock 122,800 shares	2,523,540
MetLife, Inc.*	Common and Preferred Stock 49,500 shares	2,523,015
Bank of New York Mellon Corporation	Common and Preferred Stock 48,300 shares	2,430,939
GlaxoSmithKline PLC	Common and Preferred Stock 50,500 shares	2,372,995
Brookfield Asset Management Inc. Voting Shares Class A	Common and Preferred Stock 40,439 shares	2,337,374
Booking Holdings Inc.	Common and Preferred Stock 1,100 shares	2,259,103
UnitedHealth Group Inc.	Common and Preferred Stock 7,600 shares	2,234,248
J.P. Morgan Chase & Company*	Common and Preferred Stock 15,500 shares	2,160,700
AstraZeneca PLC	Common and Preferred Stock 41,800 shares	2,084,148
TE Connectivity Limited	Common and Preferred Stock 1,700 shares	1,983,888
Hewlett Packard Enterprise Company	Common and Preferred Stock 124,100 shares	1,968,226
American Express Company	Common and Preferred Stock 14,500 shares	1,805,105
Baker Hughes	Common and Preferred Stock 69,900 shares	1,791,537
Schlumberger Limited	Common and Preferred Stock 10,034 shares	1,575,840
Truist Financial Corporation	Common and Preferred Stock 95,500 shares	1,565,696
Credit Acceptance Corporation	Common and Preferred Stock 3,039 shares	1,344,241
Celanese Corporation	Common and Preferred Stock 10,300 shares	1,268,136
Halliburton Company	Common and Preferred Stock 51,000 shares	1,247,970
Gilead Sciences Inc.	Common and Preferred Stock 18,500 shares	1,202,130
Juniper Networks, Inc.	Common and Preferred Stock 47,200 shares	1,162,536
Eli Lilly and Company	Common and Preferred Stock 8,800 shares	1,156,584
Apache Corporation	Common and Preferred Stock 43,981 shares	1,125,474
Dell Technologies Inc. Class C	Common and Preferred Stock 21,400 shares	1,099,746
Cognizant Tech Solutions Corporation Class A	Common and Preferred Stock 17,600 shares	1,091,552
Fox Corporation Class A	Common and Preferred Stock 29,300 shares	1,086,151
Hess Corporation LLC	Common and Preferred Stock 16,200 shares	1,082,322

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Molson Coors Beverage Company Class B	Common and Preferred Stock 19,100 shares	1,029,490
Dish Network Corporation Class A	Common and Preferred Stock 28,600 shares	1,014,442
Concho Resources Inc.	Common and Preferred Stock 11,500 shares	1,007,055
Cisco Systems, Inc.	Common and Preferred Stock 20,900 shares	1,002,364
Medtronic PLC	Common and Preferred Stock 5,800 shares	658,010
National Oilwell Varco, Inc.	Common and Preferred Stock 24,000 shares	601,200
Alnylam Pharmaceuticals, Inc.	Common and Preferred Stock 5,000 shares	575,850
Maxim Integrated Products, Inc.	Common and Preferred Stock 9,100 shares	559,741
Mattel Inc.	Common and Preferred Stock 38,000 shares	514,900
Gap Inc.	Common and Preferred Stock 28,100 shares	496,808
Qurate Retail Inc.	Common and Preferred Stock 59,168 shares	488,940
Micro Focus International PLC	Common and Preferred Stock 32,705 shares	458,851
Aegon N.V.*	Common and Preferred Stock 99,400 shares	450,282
Sprint Corporation	Common and Preferred Stock 39,200 shares	442,808
Brighthouse Financial Inc.	Common and Preferred Stock 10,500 shares	411,915
Biomarin Pharmaceutical Inc.	Common and Preferred Stock 4,500 shares	380,475
Harley/Davidson	Common and Preferred Stock 9,500 shares	353,305
Fox Corporation Class B	Common and Preferred Stock 8,433 shares	306,961
Incyte Corporation	Common and Preferred Stock 3,500 shares	305,620
News Corporation Class A	Common and Preferred Stock 14,500 shares	205,030
State Street Corporation	Common and Preferred Stock 1,700 shares	134,470
Total Large Cap Value Asset Class			260,480,172

Participant Self-Directed Accounts	Various Investments	428,962,527
			428,962,527

Real Estate Index Asset Class:
Vanguard Real Estate Index Fund Institutional Shares	Mutual Fund 8,336,170 units	169,807,785
NT Collective Global Real Estate Index Fund - Non Lending*	Collective Trust Fund 47,231 units	11,163,004
Total Real Estate Index Asset Class			180,970,789

Small-Mid Cap Growth Asset Class:
Interest Bearing Cash	Cash and Cash Equivalents 5,452,820 units	5,452,820
NT Collective Russell 2000 Growth Index Fund / Non Lending*	Collective Trust Fund 13,057 units	5,217,881
Clean Harbors Inc.	Common and Preferred Stock 37,896 shares	3,249,582
DEX Inc.	Common and Preferred Stock 11,736 shares	2,567,133
Logmein Inc.	Common and Preferred Stock 5,417 shares	2,369,168
RingCentral, Inc. Class A	Common and Preferred Stock 24,775 shares	2,259,841
On Semiconductor Corporation	Common and Preferred Stock 84,453 shares	2,058,964
Hanesbrands Inc.	Common and Preferred Stock 122,823 shares	1,823,922
Skechers USA Inc. Class A	Common and Preferred Stock 16,366 shares	1,791,780
Sally Beauty Holdings Inc.	Common and Preferred Stock 6,676 shares	1,773,681
Inspire Medical Systems Inc.	Common and Preferred Stock 23,195 shares	1,721,301

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
SBV Financial Group	Common and Preferred Stock 15,733 shares	1,675,943
Crown Holdings Inc.	Common and Preferred Stock 22,909 shares	1,661,819
Sensata Technologies BV Holding	Common and Preferred Stock 17,871 shares	1,588,249
J2 Global Inc.	Common and Preferred Stock 9,014 shares	1,578,264
Burlington Stores Inc.	Common and Preferred Stock 6,784 shares	1,546,956
Keysight Technologies Inc.	Common and Preferred Stock 14,684 shares	1,507,019
Exact Sciences Corporation	Common and Preferred Stock 15,690 shares	1,451,011
CONMED Corporation	Common and Preferred Stock 12,613 shares	1,410,512
Masco Corporation	Common and Preferred Stock 1,990 shares	1,400,972
Q2 Holdings Inc.	Common and Preferred Stock 7,645 shares	1,394,333
Trinet Group Inc.	Common and Preferred Stock 3,559 shares	1,385,417
Kansas City Southern	Common and Preferred Stock 9,045 shares	1,379,512
Tandem Diabetes Care Inc.	Common and Preferred Stock 12,307 shares	1,322,806
Five9 Inc.	Common and Preferred Stock 19,108 shares	1,253,103
STERIS plc	Common and Preferred Stock 8,216 shares	1,252,283
Pinnacle Financial Partners	Common and Preferred Stock 19,335 shares	1,237,440
Rapid7 Inc.	Common and Preferred Stock 4,788 shares	1,233,280
TransUnion	Common and Preferred Stock 15,644 shares	1,225,678
Horizon Therapeutics PLC	Common and Preferred Stock 33,776 shares	1,222,691
Carmax Inc.	Common and Preferred Stock 13,822 shares	1,211,775
ABM Industrials Inc.	Common and Preferred Stock 31,371 shares	1,183,000
Cinemark Holdings Inc.	Common and Preferred Stock 34,901 shares	1,181,399
Solarwinds Corporation	Common and Preferred Stock 13,919 shares	1,165,255
AAR Corporation	Common and Preferred Stock 25,773 shares	1,162,362
Nuance Communications Inc.	Common and Preferred Stock 64,349 shares	1,147,343
SS&C Technologies Holdings Inc.	Common and Preferred Stock 8,216 shares	1,139,093
Mednax Inc.	Common and Preferred Stock 29,496 shares	1,124,661
Everbridge Inc.	Common and Preferred Stock 13,713 shares	1,070,711
Tyler Technologies Inc.	Common and Preferred Stock 27,949 shares	1,067,771
Biotelemetry Inc.	Common and Preferred Stock 23,038 shares	1,066,659
Ritchie Bros. Auctioneers Inc.	Common and Preferred Stock 3,954 shares	1,064,086
Polaris Inc.	Common and Preferred Stock 11,449 shares	1,052,900
Belden Inc.	Common and Preferred Stock 19,008 shares	1,045,440
Insulet Corporation	Common and Preferred Stock 6,072 shares	1,039,526
John Bean Technologies Corporation	Common and Preferred Stock 9,007 shares	1,015,517
Anaplan Inc.	Common and Preferred Stock 18,699 shares	979,828
Cimpress plc	Common and Preferred Stock 7,769 shares	977,107
Tennant Company	Common and Preferred Stock 8,169 shares	958,961
Chewy Inc. Class A	Common and Preferred Stock 32,483 shares	942,007
Middleby Corporation	Common and Preferred Stock 2,665 shares	934,315
Viavi Solutions Inc. NPV	Common and Preferred Stock 61,466 shares	921,990
Merit Medical Systems Inc.	Common and Preferred Stock 8,531 shares	920,865
Natera Inc.	Common and Preferred Stock 65,132 shares	907,339
Carter Inc.	Common and Preferred Stock 8,268 shares	904,023
Owens Corning	Common and Preferred Stock 13,192 shares	859,063
Cornerstone OnDemand Inc.	Common and Preferred Stock 14,623 shares	856,177
Syneos Health Inc.	Common and Preferred Stock 22,191 shares	849,006

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Kirby Corporation	Common and Preferred Stock 6,036 shares	847,222
Frontdoor Inc.	Common and Preferred Stock 17,600 shares	834,592
Zebra Technologies Corporation	Common and Preferred Stock 3,261 shares	832,990
NT Collective Short Term Investment Fund*	Collective Trust Fund 831,482 units	831,482
Amedisys Inc.	Common and Preferred Stock 4,963 shares	828,424
2U Inc.	Common and Preferred Stock 34,392 shares	825,064
Lattice Semiconductor Company	Common and Preferred Stock 5,226 shares	817,067
Inphi Corporation	Common and Preferred Stock 10,604 shares	784,908
Papa Johns International Inc.	Common and Preferred Stock 12,281 shares	775,545
Shutterstock Inc.	Common and Preferred Stock 41,486 shares	766,308
Heartland Express Inc.	Common and Preferred Stock 36,196 shares	761,926
LHC Group Inc.	Common and Preferred Stock 27,632 shares	719,934
Penumbra Inc.	Common and Preferred Stock 4,313 shares	708,497
Axogen Inc.	Common and Preferred Stock 39,396 shares	704,794
Ambarella Inc. Shares	Common and Preferred Stock 11,488 shares	695,713
Lululemon Athletica Inc.	Common and Preferred Stock 4,627 shares	689,450
Crocs Inc.	Common and Preferred Stock 16,264 shares	681,299
Chegg Inc.	Common and Preferred Stock 17,890 shares	678,210
Grand Canyon Education Inc.	Common and Preferred Stock 7,066 shares	676,852
Haemonetics Corporation	Common and Preferred Stock 5,890 shares	676,761
Woodward Inc.	Common and Preferred Stock 5,606 shares	663,975
C.H. Robinson Worldwide Inc.	Common and Preferred Stock 8,437 shares	659,773
Tetra Tech Inc.	Common and Preferred Stock 14,317 shares	653,093
Trimble Inc.	Common and Preferred Stock 24,473 shares	652,198
Fireeye Inc.	Common and Preferred Stock 38,567 shares	637,513
Sea Limited	Common and Preferred Stock 15,733 shares	632,781
Nordson Corporation	Common and Preferred Stock 13,057 shares	616,675
Integra Lifesciences Holding Corporation	Common and Preferred Stock 16,842 shares	592,416
Gartner Inc.	Common and Preferred Stock 3,781 shares	582,652
Quidel Corporation	Common and Preferred Stock 22,015 shares	573,604
Teradyne, Inc.	Common and Preferred Stock 8,169 shares	557,044
Switch Inc. Class A	Common and Preferred Stock 14,275 shares	554,950
Matson Inc.	Common and Preferred Stock 40,470 shares	538,560
Under Armour Inc. Class C	Common and Preferred Stock 5,452,819 shares	536,062
Deciphera Pharmaceuticals Inc.	Common and Preferred Stock 8,563 shares	532,961
Roku Inc. Class A	Common and Preferred Stock 4,639 shares	529,441
Forward Air Corporation	Common and Preferred Stock 7,507 shares	525,115
Wolverine World Wide Inc.	Common and Preferred Stock 15,562 shares	525,062
Hamilton Lane Inc. Class A	Common and Preferred Stock 8,661 shares	516,196
Wisdomtree Investments Inc.	Common and Preferred Stock 105,414 shares	510,204
Immunomedics Inc.	Common and Preferred Stock 24,024 shares	508,348
Pinterest Inc. Class A	Common and Preferred Stock 22,575 shares	500,428
Graphic Packaging Holding Company	Common and Preferred Stock 30,045 shares	500,249
LPL Financial Holdings Inc.	Common and Preferred Stock 2,976 shares	499,718
Revance Therapeutics Inc.	Common and Preferred Stock 18,489 shares	499,283
NIC Inc.	Common and Preferred Stock 3,787 shares	489,130

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Reata Pharmaceuticals Inc. Class A	Common and Preferred Stock 30,763 shares	486,543
Boot Barn Holdings Inc.	Common and Preferred Stock 10,850 shares	483,151
National Cinemedia Inc.	Common and Preferred Stock 3,464 shares	474,812
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 3,496 shares	463,685
Heron Therapeutics Inc.	Common and Preferred Stock 19,629 shares	461,282
New Relic Inc.	Common and Preferred Stock 21,885 shares	443,477
Napco Security Technologies Inc.	Common and Preferred Stock 26,932 shares	436,177
Agios Pharmaceuticals Inc.	Common and Preferred Stock 9,116 shares	435,289
Kodiak Sciences Inc.	Common and Preferred Stock 42,689 shares	434,290
Freshpet Inc.	Common and Preferred Stock 7,292 shares	430,884
MSC Industrial Direct Inc. Class A	Common and Preferred Stock 14,841 shares	421,698
Floor & Decor Holdings Inc.	Common and Preferred Stock 8,275 shares	420,453
Nevro Corporation	Common and Preferred Stock 6,749 shares	413,388
Abiomed Inc.	Common and Preferred Stock 2,361 shares	402,763
Proofpoint Inc.	Common and Preferred Stock 3,615 shares	401,271
Cooper Companies Inc.	Common and Preferred Stock 1,234 shares	396,472
Wabtec Corporation	Common and Preferred Stock 5,040 shares	392,112
Viking Therapeutics Inc.	Common and Preferred Stock 48,491 shares	388,898
Pluralsight Inc. Class A	Common and Preferred Stock 10,353 shares	388,516
Neurocrine Biosciences Inc.	Common and Preferred Stock 3,517 shares	372,345
Manhattan Associates Inc.	Common and Preferred Stock 29,193 shares	369,003
Proto Labs Inc.	Common and Preferred Stock 17,197 shares	367,103
CarGurus Inc. Class A	Common and Preferred Stock 10,240 shares	360,243
Performance Food Group Company	Common and Preferred Stock 6,696 shares	344,710
Mirati Therapeutics Inc.	Common and Preferred Stock 2,537 shares	343,412
Bank Ozk	Common and Preferred Stock 11,225 shares	342,419
Paysoftware Inc.	Common and Preferred Stock 1,285 shares	340,217
Sage Therapeutics Inc.	Common and Preferred Stock 97,188 shares	334,889
Kennametal Inc.	Common and Preferred Stock 9,045 shares	333,670
Euronet Worldwide Inc.	Common and Preferred Stock 2,084 shares	328,355
FTI Consulting Inc.	Common and Preferred Stock 2,871 shares	317,705
Five Below, Inc.	Common and Preferred Stock 2,475 shares	316,454
CoStar Group Inc.	Common and Preferred Stock 527 shares	315,304
Masimo Corporation	Common and Preferred Stock 13,200 shares	314,539
Docusign Inc.	Common and Preferred Stock 4,205 shares	311,633
Universal Display Corporation	Common and Preferred Stock 1,500 shares	309,105
Summit Materials Inc. Class A	Common and Preferred Stock 37,446 shares	300,853
Crispr Therapeutics AG	Common and Preferred Stock 4,721 shares	287,533
Constellium SE Class A	Common and Preferred Stock 21,166 shares	283,624
Cryoport Inc.	Common and Preferred Stock 17,094 shares	281,367
Zynga Inc.	Common and Preferred Stock 45,941 shares	281,159
MKS Instruments, Inc.	Common and Preferred Stock 5,374 shares	279,095
Okta Inc. Class A	Common and Preferred Stock 2,406 shares	277,580
DBV Technologies	Common and Preferred Stock 24,547 shares	262,653
RealPage Inc.	Common and Preferred Stock 2,380 shares	257,355
Fox Factory Holding Corporation	Common and Preferred Stock 3,518 shares	244,747
Arrowhead Pharmaceuticals Inc.	Common and Preferred Stock 2,600 shares	164,918

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
SmileDirectClub Inc. Class A	Common and Preferred Stock 62,817 shares	143,039
Acadia Pharmaceuticals Inc.	Common and Preferred Stock 3,034 shares	129,795
Rignet Inc.	Common and Preferred Stock 13,398 shares	122,027
Cerence Inc.	Common and Preferred Stock 4,388 shares	99,300
Endologix Inc.	Common and Preferred Stock 35,282 shares	55,746
Spectrum Pharmaceuticals Inc.	Common and Preferred Stock 18,552 shares	50,665
Total Small-Mid Cap Growth Asset Class			132,903,732

Small-Mid Cap Index Asset Class:
NT Collective Extended Equity Market Index Fund / Non Lending*	Collective Trust Fund 2,021,801 units	446,716,849
Total Small-Mid Cap Index Asset Class			446,716,849

Small-Mid Cap Value Asset Class:
NT Collective Russell 2000 Value Index Fund / Non Lending*	Collective Trust Fund 59,075 units	19,541,210
NT Collective Short Term Investment Fund*	Collective Trust Fund 7,887,223 units	7,887,223
Western Alliance Bancorporation	Common and Preferred Stock 107,515 shares	6,128,355
Entegris Inc.	Common and Preferred Stock 117,663 shares	5,893,740
Citigroup Inc.	Common and Preferred Stock 99,276 shares	4,529,964
Waste Connections Inc.	Common and Preferred Stock 49,862 shares	4,526,971
Interest Bearing Cash	Cash and Cash Equivalents 4,522,304 units	4,522,304
Citizens Financial Group, Inc.	Common and Preferred Stock 103,800 shares	4,215,318
FMC Corporation	Common and Preferred Stock 41,642 shares	4,156,704
Clean Harbors Inc.	Common and Preferred Stock 47,093 shares	4,038,225
Kosmos Energy Limited	Common and Preferred Stock 703,780 shares	4,011,546
KAR Auction Services Inc.	Common and Preferred Stock 180,447 shares	3,931,940
Woodward Inc.	Common and Preferred Stock 32,065 shares	3,797,779
Popular, Inc.	Common and Preferred Stock 64,500 shares	3,789,375
1st Horizon National Corporation	Common and Preferred Stock 222,061 shares	3,677,330
RPT Realty	Common and Preferred Stock 242,317 shares	3,644,448
Ameris Bancorp	Common and Preferred Stock 84,679 shares	3,602,245
IAA Spinco Inc.	Common and Preferred Stock 75,409 shares	3,548,748
Ametek Inc.	Common and Preferred Stock 35,406 shares	3,531,394
Cairn Energy PLC	Common and Preferred Stock 636,900 shares	3,459,322
Amphenol Corporation Class A	Common and Preferred Stock 31,330 shares	3,390,846
Synopsys Inc.	Common and Preferred Stock 24,273 shares	3,378,802
Goodyear Tire & Rubber Company	Common and Preferred Stock 215,000 shares	3,344,325
Bio/Rad Laboratories, Inc. Class A	Common and Preferred Stock 8,930 shares	3,304,368
Axis Capital Holdings Limited	Common and Preferred Stock 55,506 shares	3,299,277
CNO Financial Group, Inc.	Common and Preferred Stock 178,800 shares	3,241,644

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Mellanox Technologies Limited	Common and Preferred Stock 27,350 shares	3,204,873
The Bank of N.T. Butterfield & Son Limited	Common and Preferred Stock 83,285 shares	3,083,211
UGI Corporation	Common and Preferred Stock 67,212 shares	3,035,294
RenaissanceRe Holdings Limited	Common and Preferred Stock 15,267 shares	2,992,637
Embraer SA	Common and Preferred Stock 149,600 shares	2,915,704
BWX Technologies Inc.	Common and Preferred Stock 46,782 shares	2,904,227
BorgWarner Inc.	Common and Preferred Stock 66,285 shares	2,875,443
Office Depot, Inc.	Common and Preferred Stock 1,004,400 shares	2,752,056
Helen Trustoy Limited	Common and Preferred Stock 15,069 shares	2,709,256
Royal Mail PLC	Common and Preferred Stock 452,600 shares	2,695,233
Knight-Swift Transportation Holdings Inc.	Common and Preferred Stock 75,080 shares	2,690,867
EnerSys	Common and Preferred Stock 35,549 shares	2,660,132
LKQ Corporation	Common and Preferred Stock 72,819 shares	2,599,638
Hewlett Packard Enterprise Company	Common and Preferred Stock 161,700 shares	2,564,562
Reliance Steel & Aluminum Company	Common and Preferred Stock 21,173 shares	2,535,678
TCF Financial Corporation	Common and Preferred Stock 53,489 shares	2,503,285
Amerco	Common and Preferred Stock 6,600 shares	2,480,412
Discovery Communications, Inc. Series C	Common and Preferred Stock 80,800 shares	2,463,592
Taylor Morrison Home Corporation	Common and Preferred Stock 110,572 shares	2,417,104
Apache Corporation	Common and Preferred Stock 94,100 shares	2,408,019
Ingredion Inc.	Common and Preferred Stock 25,766 shares	2,394,950
Dollar Tree Inc.	Common and Preferred Stock 25,095 shares	2,360,185
Quanta Services Inc.	Common and Preferred Stock 57,725 shares	2,349,985
Halozyme Therapeutics Inc.	Common and Preferred Stock 132,473 shares	2,348,746
Nvent Electric PLC	Common and Preferred Stock 89,099 shares	2,279,152
BMC Holdings Inc.	Common and Preferred Stock 79,398 shares	2,277,929
Brandywine Realty Trust	Common and Preferred Stock 144,386 units	2,274,080
Equitrans Midstream Corporation NPV	Common and Preferred Stock 167,431 units	2,236,878
Henry Schein Inc.	Common and Preferred Stock 32,746 shares	2,184,813
Vistra Energy Corporation	Common and Preferred Stock 94,200 shares	2,165,658
Charles River Laboratories International Inc.	Common and Preferred Stock 14,127 shares	2,158,041
Magna International Inc.	Common and Preferred Stock 39,300 shares	2,155,212
Catalent Inc.	Common and Preferred Stock 38,180 shares	2,149,534
Corning Inc.	Common and Preferred Stock 73,800 shares	2,148,318
Heico Corporation Class A	Common and Preferred Stock 23,560 shares	2,109,327
Arrow Electric Inc.	Common and Preferred Stock 24,300 shares	2,059,182
Jacobs Engineering Group Inc.	Common and Preferred Stock 22,508 shares	2,021,894
Fluor Corporation	Common and Preferred Stock 106,900 shares	2,018,272
NRG Energy, Inc.	Common and Preferred Stock 50,400 shares	2,003,400
Copart Inc.	Common and Preferred Stock 22,009 shares	2,001,498
STERIS plc	Common and Preferred Stock 13,127 shares	2,000,817
Hexcel Corporation	Common and Preferred Stock 27,213 shares	1,994,985
Coherent, Inc.	Common and Preferred Stock 11,978 shares	1,992,540

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Nextier Oilfield Solutions Inc.	Common and Preferred Stock 297,075 shares	1,990,403
Bed Bath & Beyond Inc.	Common and Preferred Stock 113,700 shares	1,967,010
AXA Equitable Holdings, Inc.	Common and Preferred Stock 79,000 shares	1,957,620
Pacwest Bancorp Company	Common and Preferred Stock 51,120 shares	1,956,362
Centene Corporation	Common and Preferred Stock 30,900 shares	1,942,683
Keysight Technologies Inc.	Common and Preferred Stock 18,755 shares	1,924,826
Cboe Global Markets Inc.	Common and Preferred Stock 15,452 shares	1,854,240
Bunge Limited	Common and Preferred Stock 32,100 shares	1,847,355
Teradata Corporation	Common and Preferred Stock 65,998 shares	1,766,766
CNH Industrial NV	Common and Preferred Stock 156,300 shares	1,719,300
Navistar International Corporation	Common and Preferred Stock 58,700 shares	1,698,778
Cabot Corporation	Common and Preferred Stock 35,545 shares	1,689,098
Mid-American Apartment Communities Inc.	Common and Preferred Stock 12,794 shares	1,687,017
Adient PLC	Common and Preferred Stock 78,500 shares	1,668,125
Graco Inc.	Common and Preferred Stock 31,877 shares	1,657,604
Qorvo, Inc.	Common and Preferred Stock 13,855 shares	1,610,367
STAG Industrial Inc.	Common and Preferred Stock 49,976 shares	1,577,742
Huntsman Corporation	Common and Preferred Stock 64,925 shares	1,568,588
Tri Pointe Homes, Inc.	Common and Preferred Stock 100,000 shares	1,558,000
Reinsurance Group of America, Inc.	Common and Preferred Stock 9,500 shares	1,549,070
IDEX Corporation	Common and Preferred Stock 8,945 shares	1,538,540
News Corporation Class A	Common and Preferred Stock 108,700 shares	1,537,018
Advance Auto Parts Inc.	Common and Preferred Stock 9,502 shares	1,521,840
Healthcare Realty Trust	Common and Preferred Stock 45,361 shares	1,513,697
PPL Corporation	Common and Preferred Stock 42,100 shares	1,510,548
ViaSat, Inc.	Common and Preferred Stock 20,635 shares	1,510,379
Enstar Group Ltd.	Common and Preferred Stock 7,200 shares	1,489,392
LivaNova PLC	Common and Preferred Stock 19,435 shares	1,465,982
Parsley Energy Inc. Class A	Common and Preferred Stock 76,810 shares	1,452,477
Astronics Corporation	Common and Preferred Stock 50,387 shares	1,408,317
Servicemaster Global Holdings Inc.	Common and Preferred Stock 36,236 shares	1,400,884
Prosperity Bancshares Inc.	Common and Preferred Stock 19,146 shares	1,376,406
Whiting Petroleum Corporation	Common and Preferred Stock 186,900 shares	1,371,846
Old Republic International Corporation	Common and Preferred Stock 59,835 shares	1,338,509
Mscope Holding Company Inc.	Common and Preferred Stock 91,900 shares	1,304,061
Federal Signal Corporation	Common and Preferred Stock 37,684 shares	1,215,309
Materion Corporation	Common and Preferred Stock 20,088 shares	1,194,232
EQT Corporation	Common and Preferred Stock 106,648 shares	1,162,463
Discover Financial Services	Common and Preferred Stock 13,500 shares	1,145,070
Potlatchdeltic Corporation	Common and Preferred Stock 26,134 shares	1,130,818
Fabrinet	Common and Preferred Stock 17,425 shares	1,129,837
Kennametal Inc.	Common and Preferred Stock 30,370 shares	1,120,349
Deckers Outdoor Corporation	Common and Preferred Stock 6,508 shares	1,098,941

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Teradyne, Inc.	Common and Preferred Stock 15,807 shares	1,077,879
Markel Corporation Holding Company	Common and Preferred Stock 938 shares	1,072,293
American Eagle Outfitters Inc.	Common and Preferred Stock 69,410 shares	1,020,327
Avnet, Inc.	Common and Preferred Stock 23,800 shares	1,010,072
Innospec Inc.	Common and Preferred Stock 9,740 shares	1,007,506
Sallie Mae Corporation	Common and Preferred Stock 111,000 shares	989,010
Albany International Corporation Class A	Common and Preferred Stock 12,947 shares	982,936
TD Ameritrade Holding Corporation	Common and Preferred Stock 19,470 shares	967,659
Texas Capital Bancshares, Inc.	Common and Preferred Stock 17,017 shares	966,055
Cypress Semiconductor Corporation	Common and Preferred Stock 40,535 shares	945,682
Bio-Techne Corporation	Common and Preferred Stock 4,268 shares	936,869
PPDC Energy Inc.	Common and Preferred Stock 35,615 shares	932,045
Apogee Enterprises, Inc.	Common and Preferred Stock 28,234 shares	917,605
Fifth Third Bancorp	Common and Preferred Stock 25,600 shares	786,944
Interpublic Group Companies Inc.	Common and Preferred Stock 32,900 shares	759,990
State Street Corporation	Common and Preferred Stock 9,600 shares	759,360
Colony Capital Inc. Class A	Common and Preferred Stock 154,900 shares	735,775
Ericsson, Inc.	Common and Preferred Stock 83,800 shares	735,764
Euronet Worldwide, Inc.	Common and Preferred Stock 4,550 shares	716,898
Avis Budget Group Inc.	Common and Preferred Stock 21,800 shares	702,832
Evercore Inc.	Common and Preferred Stock 9,400 shares	702,744
Viacom CBS Inc. NPV	Common and Preferred Stock 16,700 shares	700,899
Alleghany Corporation	Common and Preferred Stock 800 shares	639,656
Zimmer Biomet Holdings Inc	Common and Preferred Stock 4,200 shares	628,656
Jetblue Airways Corporation	Common and Preferred Stock 30,800 shares	576,576
Franks International NV	Common and Preferred Stock 110,400 shares	570,768
The Geo Group, Inc.	Common and Preferred Stock 34,300 shares	569,723
Halliburton Company	Common and Preferred Stock 23,000 shares	562,810
Lazard Limited Class A	Common and Preferred Stock 14,000 shares	559,440
National Oilwell Varco, Inc.	Common and Preferred Stock 21,700 shares	543,585
Cenovus Energy Inc.	Common and Preferred Stock 53,000 shares	537,950
Harley/Davidson	Common and Preferred Stock 14,400 shares	535,536
Murphy Oil Corporation	Common and Preferred Stock 19,900 shares	533,320
Livent Corporation	Common and Preferred Stock 58,489 shares	500,081
Stealthgas Inc.	Common and Preferred Stock 142,281 shares	488,024
Boise Cascade Company	Common and Preferred Stock 10,745 shares	392,515
Keycorp	Common and Preferred Stock 16,500 shares	333,960
Hess Corporation LLC	Common and Preferred Stock 3,600 units	240,516
Superior Energy Services Inc.	Common and Preferred Stock 24,890 shares	124,699
Total Small-Mid Cap Value Asset Class			320,462,850

Notes Receivable from Participants*	Interest Rate 4.25% - 10.26%	35,491,847
			35,491,847

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Other:
BIF Money Fund*	Cash and cash equivalents 3,464,571 units	3,464,571
NT Collective Short Term Investment Fund*	Collective Trust Fund 260,656 units	260,656
Total Other			3,725,227

Grand Total			$5,922,884,904

* Indicates party-in-interest

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
Year Ended December 31, 2019
Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Identity of Issue	Description of Investment	Proceeds from Dispositions
Towd Point Mortgage Trust Variable Rate Series 19-1 Class A1 03-25-2058	Asset Backed Securities 1,371,540 units	$1,438,457
Towd Point Mortgage Trust 2018-4 Series 18-4 CLSA 1 Variable Rate Due 06-25-2058 BEO	Asset Backed Securities 1,332,945 units	1,366,268
Mill City Mortgage Loan Trust 2018-3 Senior 18-3CL A-1 Variable Rate 08-25-2058	Asset Backed Securities 1,305,169 units	1,340,886
Collateralized Mortgage Obligation Residential Mortgage Loan Trust 2019-NQM2 Class A1 Variable Rate Due 04-25-2049	Non-Government Backed C.M.O.s 1,309,532 units	1,326,478
Deephaven Residential Mortgage Trust Series 18-4A Class A1 Floating 10-25-2058	Non-Government Backed C.M.O.s 1,033,060 units	1,043,469
JPMorgan Chase & Fixed 3.702% 05-06-2030	Corporate Bonds 960,000 units	1,028,630
Morgan Stanley 4.431% 01-23-2030	Corporate Bonds 815,000 units	915,377
Merrill Lynch & Company 7.75% Due 05-14-2038	Corporate Bonds 565,000 units	861,150
Ameriquest Mortgage Securities Inc. 2005-R2 Asset Backed Pass-Thru Commingled Trust Fund Class M-4 04-25-2035 REG	Asset Backed Securities 765,000 units	762,251
Societe Generale Sub Note 144A Due 12-18-2023/12-18-2023 BEO	Corporate Bonds 700,000 units	756,875
Morgan Stanley 3.75% Due 02-25-2023	Corporate Bonds 700,000 units	731,879
Goldman Sachs Floating Rate 4.017% Due 10-31-2038	Corporate Bonds 645,000 units	694,516
Structured Asset Floating Rate 3.07525% Due 11-25-2035	Asset Backed Securities 680,000 units	674,900
United Technologies Fixed 3.65% 08-16-2023	Corporate Bonds 630,000 units	666,686
Morgan Stanley Capital 3.469% Due 08-11-2033	Commercial Mortgage-Backed 650,000 units	665,827
Broadcom Inc. 4.75% Due 04-15-2029	Corporate Bonds 620,000 units	655,446
Banc Of America Merrill Lynch Large Series 2015-200P Class A 3.218% 4-14-33	Commercial Mortgage-Backed 600,000 units	629,934
Ford Motor Credit Company LLC 5.596% 01-07-2022	Corporate Bonds 590,000 units	613,444
AT&T Inc. 6.5% Due 09-01-2037	Corporate Bonds 470,000 units	607,570
Altria Group Inc. Fixed 4.4% Due 02-14-2026	Corporate Bonds 560,000 units	598,835
Hess Corporation 6% Due 01-15-2040	Corporate Bonds 505,000 units	585,007
Blue Cube Spinco 10% Due 10-15-2025	Corporate Bonds 520,000 units	582,056

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Sempra Energy 2.4% Due 02-01-2020	Corporate Bonds 575,000 units	575,030
Braskem Finance Limited Guaranteed Note 6.45% Due 02-03-2024 REG	Corporate Bonds 500,000 units	551,875
Comcast Corporation 3.7% 04-15-2024	Corporate Bonds 510,000 units	543,820
Eni S.p.A 4% Due 09-12-2023 BEO	Corporate Bonds 510,000 units	539,895
Bayer US Finance II LLC 4.25% 12-15-2025	Corporate Bonds 505,000 units	539,520
Municipal Electric Authority Georgia 7.055% 04-01-2057 BEO Taxable	Municipal/Provincial Bonds 380,000 units	535,564
Cf Industries Inc. 5.375% Due 03-15-2044	Corporate Bonds 520,000 units	523,654
Anheuser Busch InBev Worldwide Inc. 4.15% 01-23-2025	Corporate Bonds 480,000 units	516,741
IBM Corporation 3.5% 05-15-2029 REG	Corporate Bonds 480,000 units	515,148
Taco Bell Funding LLC 2018-1 Senior Securitized Note Class A-2-I 144A 4.3% Due 11-25-2048 BEO	Asset Backed Securities 496,250 units	513,996
Takeda 4.4% Due 11-26-2023	Corporate Bonds 470,000 units	506,176
Americredit 3.36% Due 02-18-2025	Asset Backed Securities 486,000 units	495,018
HCA Inc. 4.125% 06-15-2029	Corporate Bonds 465,000 units	487,639
AT&T Inc. 4.125% Due 02-17-2026	Corporate Bonds 450,000 units	483,145
Vistra Operations Company LLC 4.3% Due 07-15-2029	Corporate Bonds 470,000 units	482,223
Takeda 5% Due 11-26-2028	Corporate Bonds 410,000 units	479,944
Cenovus Energy Inc. Fixed 4.25% Due 04-15-2027	Corporate Bonds 460,000 units	478,253
Time Warner Cable 4.5% Due 09-15-2042	Corporate Bonds 480,000 units	472,343
Energy Transfer 6.25% Due 04-15-2049	Corporate Bonds 420,000 units	468,178
Enterprise Products 4.2% Due 01-31-2050	Corporate Bonds 420,000 units	449,172
Anheuser Busch 3.75% Due 07-15-2042	Corporate Bonds 430,000 units	445,070
Caixabank S.A. 6.75%-France T1 Perpetuity EUR 200000	Corporate Convertible Bonds 400,000 units	438,900
Bristol Myers 3.4% Due 07-26-2029	Corporate Bonds 415,000 units	438,768
Viacom Inc. Floating Rate 6.25% Due 02-28-2057	Corporate Bonds 400,000 units	431,200
Anthem Inc. 3.5% 08-15-2024	Corporate Bonds 410,000 units	429,703
Validus Holdings Limited 8.875% Due 01-26-2040	Corporate Bonds 260,000 units	427,052
Telefonica Emisiones S.A. U 4.895% 03-06-2048	Corporate Bonds 380,000 units	424,186

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Occidental Petroleum Fixed 2.9% Due 08-15-2024	Corporate Bonds 420,000 units	423,143
Nokia Corporation 6.625% Due 05-15-2039	Corporate Bonds 360,000 units	423,000
Canadian Imperial Bank 3.5% Due 09-13-2023	Corporate Bonds 400,000 units	420,852
Interest-Only Collateralized Mortgage Obligation Benchmark 2018-B1 Mortgage Trust Class X-A Variable 01-15-2051 REG	Commercial Mortgage-Backed 11,943,207 units	420,576
Anheuser Busch 5.8% Due 01-23-2059	Corporate Bonds 310,000 units	418,595
AT&T Inc. 4.35% Due 06-15-2045	Corporate Bonds 395,000 units	415,088
Micron Technology Inc. 4.975% 02-06-2026	Corporate Bonds 385,000 units	414,717
Citigroup Inc. 4.65% Due 07-30-2045	Corporate Bonds 340,000 units	409,597
Chesapeake Funding II LLC 2019-1 Note Class A-1 2.94% Due 04-15-2031 REG	Asset Backed Securities 404,207 units	409,307
National Oilwell Varco 2.6% Due 12-01-2022	Corporate Bonds 400,000 units	402,144
Nelnet Student Loan Trust Senior 19-4A Class A Floating 09-26-2067	Asset Backed Securities 400,000 units	399,000
Wells Fargo & Company 4.4% Due 06-14-2046	Corporate Bonds 355,000 units	398,619
HSBC Holdings PLC 4.75%-France Sub Perpetuity EUR 200000	Corporate Convertible Bonds 375,000 units	397,031
Energy Transfer 5.25% Due 04-15-2029	Corporate Bonds 350,000 units	395,053
Sprint Capital Corporation 8.75% Due 03-15-2032	Corporate Bonds 317,000 units	390,639
LCM XIII L.P./LLC Senior Securitized Note Class A-RR Floating 144A 3C7 Variable	Asset Backed Securities 390,000 units	389,747
B.A.T Capital Corporation Fixed 3.215% 09-06-2026	Corporate Bonds 390,000 units	385,085
Recette CLO Limited Series 2015-1A Class A-R Floating 10-20-2027	Asset Backed Securities 385,000 units	385,004
Verizon Communications 4.522% 09-15-2048	Corporate Bonds 325,000 units	384,272
Synchrony Card 2.95% Due 03-15-2025	Asset Backed Securities 371,000 units	377,304
Union Pacific Corporation 4.375% Due 09-10-2038	Corporate Bonds 325,000 units	374,045
Anheuser Busch InBev Worldwide Inc. 5.45% 01-23-2039	Corporate Bonds 290,000 units	366,606
Bank of America Corporation 3.366% Due 01-23-2026	Corporate Bonds 350,000 units	364,048
Concho Resources Inc. 3.75% Due 10-01-2027	Corporate Bonds 350,000 units	363,777
Broadcom Inc. Fixed 3.125% Due 04-15-2021	Corporate Bonds 360,000 units	363,453
Citigroup Inc. 8.125% Due 07-15-2039	Corporate Bonds 220,000 units	360,688
Tennessee Gas Pipeline Company 8.375 Due06-15-2032 BEO	Corporate Bonds 260,000 units	360,009

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

TransOcean Sentry Limited 5.375% 05-15-2023	Corporate Bonds 360,000 units	359,550
DuPont De Nemours Inc. 4.205% Due 11-15-2023	Corporate Bonds 335,000 units	358,991
Diamond 1 Finance Corporation/Diamond 2 Bonds 144A 8.35% Due 07-15-2046	Corporate Bonds 270,000 units	356,116
ING Bank N.V. Sub Note 144A 5.8% Due 09-25-2023 BEO	Corporate Bonds 320,000 units	355,086
Duke Energy 4.375% Due 03-30-2044	Corporate Bonds 300,000 units	353,983
Comcast Corporation 4.049% Due 11-01-2052	Corporate Bonds 315,000 units	351,321
Synchrony Card 2.34% Due 06-15-2025	Asset Backed Securities 350,000 units	350,848
Discovery Communications LLC 5.3% 05-15-2049	Corporate Bonds 315,000 units	348,091
Suzano Austria Fixed 5% Due 01-15-2030	Corporate Bonds 330,000 units	330,990
Collateralized Mortgage Obligation DBCCRE 2014-ARCP Mortgage Trust Mortgage Commingled Trust Fund Class A 4.2382 Due 01-10-2034	Commercial Mortgage-Backed 305,000 units	325,268
B.A.T. Capital Corporation 4.39% 08-15-2037	Corporate Bonds 335,000 units	324,595
Anglo American Capital PLC Senior Note 144A 4.5% Due 03-15-2028 BEO	Corporate Bonds 305,000 units	323,796
HSBC Bank Usa 5.875 11-01-2034	Corporate Bonds 250,000 units	320,825
Becton Dickinson & 3.363% Due 06-06-2024	Corporate Bonds 305,000 units	318,142
Alibaba Group Holding 3.4% Due 12-06-2027	Corporate Bonds 305,000 units	316,160
Bristol Myers Squibb Company 4.125% 06-15-2039	Corporate Bonds 290,000 units	316,094
Industrias Penoles 4.15% Due 09-12-2029	Corporate Bonds 310,000 units	311,163
Amazon Inc. Fixed 3.875% Due 08-22-2037	Corporate Bonds 270,000 units	310,642
Petroleos 4.625% Due 09-21-2023	Corporate Bonds 300,000 units	308,700
Dominion Energy Inc. Step Coupon Due 08-15-2024	Corporate Bonds 300,000 units	307,307
Credit Suisse Group AG Floating Rate 2.593% Due 09-11-2025	Corporate Bonds 310,000 units	306,932
Anheuser Busch InBev Worldwide Inc. 4.75% 01 23 2029	Corporate Bonds 270,000 units	306,651
Bayer US Finance II 3.5% Due 06-25-2021	Corporate Bonds 300,000 units	306,008
Qualcomm Inc. 2.6% Due 01-30-2023	Corporate Bonds 300,000 units	304,866
Verizon Owner Trust Fixed 2.93% 09-20-2023 BEO	Asset Backed Securities 300,000 units	304,605
Cox Communications Inc. Note 4.8% Due 02-01-2035 BEO	Corporate Bonds 280,000 units	304,421

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Fifth Third Bank Cincinnati Ohio 2.875% Due 10-01-2021	Corporate Bonds 300,000 units	303,806
Simon Property Group L Fixed 2.45% 09-13-2029	Corporate Bonds 310,000 units	303,292
Barclays PLC 4.338% 05-16-2024	Corporate Bonds 290,000 units	303,098
Santander Holdings 4.45% Due 12-03-2021	Corporate Bonds 290,000 units	302,895
Charter 6.384% Due 10-23-2035	Corporate Bonds 250,000 units	302,709
Public Service Company Of Colorado 2.25 Due 09-15-2022 BEO	Corporate Bonds 300,000 units	302,475
Waste Management Inc. 3.45% Due 06-15-2029	Corporate Bonds 280,000 units	302,379
CVS Health Corporation 2.625% Due 08-15-2024	Corporate Bonds 300,000 units	301,334
Exelon Corporation 2.85% Due 06-15-2020	Corporate Bonds 300,000 units	301,255
Mitsubishi UFJ Finance Group Bonds 3.195% 07-18-2029	Corporate Bonds 290,000 units	299,655
Americredit 2.28% Due 01-18-2024	Asset Backed Securities 300,000 units	299,402
Lowes Companies Inc. 3.65% Due 04-05-2029	Corporate Bonds 280,000 units	299,384
Great Plains Energy Inc. Step Down Due 06-15-2022 REG	Corporate Bonds 280,000 units	298,866
Kohls Corporation 5.55% Due 07-17-2045	Corporate Bonds 290,000 units	298,257
Avnet Inc. 4.875% Due 12-01-2022	Corporate Bonds 280,000 units	298,004
Enterprise Development Authority 12.0% Due 07-15-2024	Corporate Bonds 270,000 units	295,650
Saudi Arabian Oil Company Fixed 2.875% 04-16-2024	Corporate Bonds 290,000 units	293,241
BB&T Corporation 3.875% 03-19-2029	Corporate Bonds 270,000 units	292,611
UBS Group Funding 2.65% 02-01-2022 BEO	Corporate Bonds 290,000 units	292,459
Vistra Operations Company LLC 3.55% Due 07-15-2024	Corporate Bonds 290,000 units	291,925
Santander Holdings Fixed 3.7% Due 03-28-2022	Corporate Bonds 280,000 units	287,862
Astrazeneca PLC 2.375% Due 06-12-2022	Corporate Bonds 280,000 units	281,989
General Motors Company 5.2% Due 04-01-2045	Corporate Bonds 285,000 units	281,451
Comcast Corporation 4.15% Due 10-15-2028	Corporate Bonds 250,000 units	278,750
Discover Bank 4.65% 09-13-2028	Corporate Bonds 250,000 units	278,441
Devon Financing Corporation 7.875% Due 09-30-2031	Corporate Bonds 190,000 units	270,096
Svenska Handelsbanken AB 3.9% Due 11-20-2023	Corporate Bonds 250,000 units	266,050

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

CVS Health Corporation 3.25% Due 08-15-2029	Corporate Bonds 260,000 units	261,193
Altria Group Inc. 3.875% Due 09-16-2046	Corporate Bonds 285,000 units	261,188
Newmark Group Inc. Fixed 6.125% Due 11-15-2023	Corporate Bonds 240,000 units	260,360
IHS Markit Limited 4.125% Due 08-01-2023	Corporate Bonds 245,000 units	257,814
Alexandria Real 3.8% Due 04-15-2026	Corporate Bonds 245,000 units	257,148
Enlink Midstream Partners L.P. 5.05% Due 04-01-2045	Corporate Bonds 320,000 units	256,000
Marsh & McLennan Companies Inc. 4.75% 03-15-2039	Corporate Bonds 205,000 units	247,395
Citigroup Inc. 4.65% Due 07-23-2048	Corporate Bonds 200,000 units	244,762
Las Vegas Sands 3.2% Due 08-08-2024	Corporate Bonds 240,000 units	244,448
Athene Global Funding 3% Due 07-01-2022	Corporate Bonds 240,000 units	244,223
Fiserv Inc. 2.75% Due 07-01-2024	Corporate Bonds 240,000 units	244,170
Wells Fargo & Company 4.15% Due 01-24-2029	Corporate Bonds 220,000 units	243,932
CSC Holdings LLC 6.5% Due 02-01-2029	Corporate Bonds 223,000 units	242,858
Fifth Third Bancorp 3.65% Due 01-25-2024	Corporate Bonds 230,000 units	242,448
American Express Company Fixed 3.7% Due 08-03-2023	Corporate Bonds 230,000 units	242,320
Fiserv Inc. 3.5% Due 07-01-2029	Corporate Bonds 230,000 units	241,987
Fluor Corporation 4.25% 09-15-2028	Corporate Bonds 240,000 units	241,200
Marvell Technology Group Limited 4.2% 06-22-2023	Corporate Bonds 230,000 units	241,070
Encana Corporation 3.9% Due 11-15-2021	Corporate Bonds 235,000 units	240,745
Midland Bank PLC 7.65% Due 05-01-2025	Corporate Bonds 200,000 units	240,122
AXA Equitable Fixed 3.9% Due 04-20-2023	Corporate Bonds 230,000 units	240,060
NVR Inc. 3.95 Due 09-15-2022	Corporate Bonds 230,000 units	239,866
Daimler Finance North America LLC Note 144A2.2% Due 10-30-2021 BEO	Corporate Bonds 240,000 units	238,549
Occidental Petroleum Corporation 3.5% Due 08-15-2029/08-08-2019 REG	Corporate Bonds 235,000 units	238,337
PNC Financial Services Group Inc. 3.45% Due 04-23-2029 REG	Corporate Bonds 225,000 units	238,130
QVC Inc. 4.375% Due 03-15-2023	Corporate Bonds 230,000 units	238,070
JPMorgan Chase & 4.203% Due 07-23-2029	Corporate Bonds 220,000 units	237,707

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Broadcom Inc. Corporation 4.25% 04-15-2026	Corporate Bonds 230,000 units	237,569
Royal Bank Of Scotland 3.875% Due 09-12-2023	Corporate Bonds 230,000 units	237,449
Park Aerospace Holdings 5.25% 08-15-2022	Corporate Bonds 225,000 units	236,148
Newell Brands Inc. 5% Due 11-15-2023	Corporate Bonds 230,000 units	236,145
Amazon Inc. 5.2% 12-03-2025	Corporate Bonds 200,000 units	235,226
Collateralized Mortgage Obligation MSCCG Trust 2015-ALDR 3.57714% Due 06-07-2035 BEO	Commercial Mortgage-Backed 225,000 units	234,603
1st Union Capital II Corporation Bond 7.95% Due 11-15-2029 BEO	Corporate Bonds 170,000 units	233,763
Sprint Corporation 7.875% Due 09-15-2023	Corporate Bonds 210,000 units	230,677
Fortis Inc. 2.1% 10-04-2021	Corporate Bonds 230,000 units	229,242
Tencent Holdings Limited Medium Term Notes 3.975% 04-11-2029	Corporate Bonds 210,000 units	224,793
Vodafone Group PLC 4.875% Due 06-19-2049 REG	Corporate Bonds 205,000 units	224,790
Apple Inc. 3.45% Due 02-09-2045	Corporate Bonds 210,000 units	222,586
GlaxoSmithKline 3.625% Due 05-15-2025	Corporate Bonds 205,000 units	220,031
Mylan N.V. Fixed 3.95% Due 06-15-2026	Corporate Bonds 210,000 units	216,996
United Technologies Corporation 4.45% 11-16-2038	Corporate Bonds 180,000 units	214,020
Energy Transfer Operating 4.5% Due 04-15-2024	Corporate Bonds 200,000 units	213,188
Standard Chartered PLC 7.5% Due 12-29-2049 BEO	Corporate Convertible Bonds 200,000 units	211,250
GlenCore Funding LLC 4.875% 03-12-2029	Corporate Bonds 195,000 units	210,713
Rockies Express Pipeline LLC Fixed 4.95% 07-15-2029 BEO	Corporate Bonds 210,000 units	208,987
Actavis Funding Securities 3.85% Due 06-15-2024	Corporate Bonds 200,000 units	208,630
Home Depot Inc. 2.95% Due 06-15-2029	Corporate Bonds 200,000 units	207,746
Barclays PLC Floating Rate 3.932% Due 05-07-2025	Corporate Bonds 200,000 units	206,715
TransCanada Pipelines Limited 6.1% 06-01-2040	Corporate Bonds 160,000 units	206,506
Bristol Myers Squibb Company 2.9% 07-26-2024	Corporate Bonds 200,000 units	206,189
Abbvie Inc. 4.4% Due 11-06-2042	Corporate Bonds 200,000 units	204,670
Boc Aviation Private Limited Global Medium Term 3.5% 10-10-2024	Corporate Bonds 200,000 units	203,842
Bank of New York Mellon 2.8% Due 05-04-2026	Corporate Bonds 200,000 units	203,568

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

McDonalds Corporation Medium Term Notes 3.35% 04-01-2023	Corporate Bonds 195,000 units	203,514
Mizuho Financial Group Floating Rate 3.153% Due 07-16-2030	Corporate Bonds 200,000 units	203,364
Banco Santander S 2.706% Due 06-27-2024	Corporate Bonds 200,000 units	202,195
Cantor Fitzgerald L.P. Securitized Note 144A4.875% Due 05-01-2024	Corporate Bonds 190,000 units	200,569
Collateralized Mortgage Obligation CAMB Commercial Mortgage Trust 2019-Life Class A Variable Rate 12-15-2037	Commercial Mortgage-Backed 200,000 units	200,312
Anthem Inc. 4.375% 12-01-2047	Corporate Bonds 185,000 units	199,701
Deutsche Bank AG N.Y. 3.15% Due 01-22-2021	Corporate Bonds 200,000 units	199,134
UniCredit S.p.A 5.375%-France Sub Perpetuity EUR	Corporate Bonds 200,000 units	195,225
Collateralized Mortgage Obligation One Bryant Park Trust Series 2019-0BP Class A 2.51641% Due 09-13-2049	Commercial Mortgage-Backed 200,000 units	195,094
Caixabank S.A. 5.25%-France Perpetuity EUR 200000	Corporate Convertible Bonds 200,000 units	194,000
Banco Bilbao Vizcaya Argentaria S A 6.125% 12-31-2049	Corporate Convertible Bonds 200,000 units	191,750
Valero Energy 4.5% Due 03-15-2028	Corporate Bonds 175,000 units	191,367
Southern Company 3.25% Due 07-01-2026	Corporate Bonds 185,000 units	190,785
UDR Inc. Medium Term Notes 3.0% 08-15-2031	Corporate Bonds 190,000 units	190,193
Core Mortgage Series 2019-Core Class A 144A Floating 12-15-2031	Commercial Mortgage-Backed 190,000 units	190,000
Commonwealth Edison Company 3.65% Due 06-15-2046	Corporate Bonds 175,000 units	189,037
Bank Nova Of Scotia B.C. 4.5% Due 12-16-2025	Corporate Bonds 175,000 units	188,782
Molson Coors 3% Due 07-15-2026	Corporate Bonds 185,000 units	186,938
Centerpoint Energy 3.6% Due 11-01-2021	Corporate Bonds 180,000 units	184,784
JPMorgan Chase & Fixed 5% 12-31-2049	Corporate Bonds 180,000 units	184,027
Wells Fargo & Company 3.069% Due 01-24-2023	Corporate Bonds 180,000 units	183,302
Global Aircraft Leasing Company Limited 6.5% Due 09-15-2024/07-31-2019 BEO	Corporate Bonds 180,000 units	182,250
Cigna Corporation Corporation 3.2% 09-17-2020	Corporate Bonds 180,000 units	181,745
Synchrony Financial 2.85% Due 07-25-2022	Corporate Bonds 180,000 units	181,515
Collateralized Mortgage Obligation Commingled 2014-UBS2 Mortgage Trust Commercial Mortgage Class A-5 3.961 Due 03-10-2047 REG	Commercial Mortgage-Backed 170,000 units	181,376
JPMorgan Chase & Company 3.875 09-10-2024	Corporate Bonds 170,000 units	180,884

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

JPMorgan Chase & Company 4.452% 12-05-2028	Corporate Bonds 160,000 units	180,867
Mutual Omaha Insurance Company Floating Rate 4.297% Due 07-15-2054	Corporate Bonds 180,000 units	180,344
American Express Company 2.2% Due 10-30-2020	Corporate Bonds 180,000 units	180,268
UnitedHealth Group 3.7% Due 08-15-2049	Corporate Bonds 170,000 units	179,989
Abbvie Inc. 3.75% Due 11-14-2023	Corporate Bonds 170,000 units	178,782
World Financial Network Credit Card Master Series-19-A Class-A 3.14% 12-15-2025 REG	Asset Backed Securities 175,000 units	178,500
OnCor Electric Delivery Company LLC 5.75% 03-15-2029	Corporate Bonds 140,000 units	177,175
Wells Fargo & Company Floating Rate 3.196% Due 06-17-2027	Corporate Bonds 170,000 units	175,657
Williams Partners 5.8 Due 11-15-2043	Corporate Bonds 150,000 units	174,253
Western Gas Partners 5.5% Due 08-15-2048	Corporate Bonds 195,000 units	173,553
Collateralized Mortgage Obligation Cali Mortgage Trust Series 2019-101C Class A 3.957% 03-10-2039 BEO	Commercial Mortgage-Backed 155,000 units	171,523
Morgan Stanley 4.3% Due 01-27-2045	Corporate Bonds 150,000 units	170,175
Fox Corporation 4.03% Due 01-25-2024 BEO	Corporate Bonds 160,000 units	170,123
NXP Funding 4.875% Due 03-01-2024	Corporate Bonds 155,000 units	168,004
Bank of America Corporation Fixed 4.078% 04-23-2040	Corporate Bonds 150,000 units	165,591
Continental Resources Inc. 4.375% Due 01-15-2028	Corporate Bonds 160,000 units	165,245
Kroger Company 5.4% Due 01-15-2049	Corporate Bonds 145,000 units	165,134
American Express Credit Series 19-1 Class A 2.87% 10-15-2024	Asset Backed Securities 160,000 units	163,256
Collateralized Mortgage Obligation Hudson Yards 2019-30Y Mortgage Trust 3.228% Due 06-10-2037 BEO	Commercial Mortgage-Backed 155,000 units	162,471
Conagra Brands Inc. 4.85% Due 11-01-2028	Corporate Bonds 145,000 units	161,144
CCO Holdings Capital Corporation 5.375% 06-01-2029	Corporate Bonds 151,000 units	160,413
NextEra Energy Capital 3.15% Due 04-01-2024	Corporate Bonds 155,000 units	160,088
3M LIBOR/R 2.26% 04/11/2022	Exchange Cleared Swaps - Other Assets 15,150,000 units	159,735
Collateralized Mortgage Obligation JPMorgan Chase Commercial Mortgage Series 2019-OSB Class A 3.3973% 06-05-2039 BEO	Commercial Mortgage-Backed 150,000 units	159,686
Daimler Finance North America LLC Note 144A2% Due 07-06-2021 BEO	Corporate Bonds 160,000 units	158,517
American International Group 3.9% Due 04-01-2026	Corporate Bonds 150,000 units	158,425
Penske Truck Leasing Company Fixed 3.45%07-01-2024 BEO	Corporate Bonds 150,000 units	155,884

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Bank Of Montreal Medium 3.3% Due 02-05-2024	Corporate Bonds 150,000 units	155,547
IPALCO Enterprises Fixed 3.7% Due 09-01-2024	Corporate Bonds 150,000 units	155,324
Constellation 4.4% Due 11-15-2025	Corporate Bonds 140,000 units	154,786
Comcast Corporation 3.15% Due 02-15-2028	Corporate Bonds 150,000 units	154,700
Apple Inc. 2.9% Due 09-12-2027	Corporate Bonds 150,000 units	154,288
B.A.T. Capital Corporation 4.758% Due 09-06-2049	Corporate Bonds 160,000 units	154,211
Ford Motor Company 5.291% Due 12-08-2046	Corporate Bonds 165,000 units	152,441
CVS Health Corporation 3.35% Due 03-09-2021	Corporate Bonds 150,000 units	152,399
Carvana Auto Receivables Trust 2019-2 Note Class A-3 2.58% 03-15-2023	Asset Backed Securities 150,000 units	150,188
Fiserv Inc. 3.2% Due 07-01-2026	Corporate Bonds 145,000 units	150,060
Citizens Financial 2.85% Due 07-27-2026	Corporate Bonds 150,000 units	149,651
BGC Partners Inc. Fixed 5.375% Due 07-24-2023	Corporate Bonds 140,000 units	149,544
Cimarex Energy Company 4.375% 03-15-2029	Corporate Bonds 140,000 units	147,337
Cenovus Energy Inc. 6.75% Due 11-15-2039	Corporate Bonds 120,000 units	146,713
Bayer US Finance II LLC 4.4% Due 07-15-2044 BEO	Corporate Bonds 150,000 units	146,414
ERP Operating Limited 4.15% Due 12-01-2028	Corporate Bonds 130,000 units	145,709
Cubesmart L.P. 4.375% Due 02-15-2029	Corporate Bonds 130,000 units	142,608
OneMain Financial Issuance Series 19-1A Class A 3.48% Fixed 144A 02-14-2031 BEO	Asset Backed Securities 140,000 units	140,875
KKR Group Finance Company IIi LLC Senior Note 144A 5.125 Due 06-01-2044/05-29-2014 BEO	Corporate Bonds 120,000 units	140,590
BrixMor Operating 4.125% Due 05-15-2029	Corporate Bonds 130,000 units	138,714
Microchip Tech Inc. Fixed 4.333% Due 06-01-2023	Corporate Bonds 130,000 units	136,523
Citigroup Inc. Fixed 3.98% 03-20-2030	Corporate Bonds 125,000 units	134,683
Total Capital International 3.455% 02-19-2029	Corporate Bonds 125,000 units	133,557
Puget Energy Inc. 3.65% Due 05-15-2025	Corporate Bonds 130,000 units	133,061
American Tower Corporation Fixed 3.95% Due 03-15-2029	Corporate Bonds 125,000 units	132,673
Duke Energy 4.25% Due 12-15-2041	Corporate Bonds 115,000 units	132,634
Morgan Stanley 3.625% Due 01-20-2027	Corporate Bonds 125,000 units	131,142

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Bank of America Corporation Floating Rate 3.559% Due 04-23-2027	Corporate Bonds 125,000 units	130,964
Lowes Companies Inc. 3.7% Due 04-15-2046	Corporate Bonds 130,000 units	130,908
Tenet Healthcare 4.375% Due 10-01-2021	Corporate Bonds 125,000 units	130,813
Sherwin-Williams 2.95% Due 08-15-2029	Corporate Bonds 130,000 units	130,246
Kraft Foods Group 5% Due 06-04-2042	Corporate Bonds 127,000 units	129,239
HCA Inc. 5.125% 06-15-2039	Corporate Bonds 120,000 units	128,244
Microsoft Corporation 3.7% Due 08-08-2046	Corporate Bonds 110,000 units	125,194
Antero Resources Corporation Fixed 5% Due 03-01-2025	Corporate Bonds 144,000 units	125,006
GLP Capital L.P. 5.25% Due 06-01-2025	Corporate Bonds 115,000 units	124,681
California State 7.55 Municipal Bonds Due 04-01-2039 USD5000	Municipal/Provincial Bonds 75,000 units	124,085
Fidelity National Information Services Inc. 4.25% 05-15-2028	Corporate Bonds 110,000 units	122,697
United Technologies 4.625% Due 11-16-2048	Corporate Bonds 100,000 units	122,494
Avolon Holdings Funding 4.375% Due 05-01-2026	Corporate Bonds 115,000 units	118,945
CSX Corporation 4.75% Due 11-15-2048	Corporate Bonds 100,000 units	117,827
CSX Corporation 3.35% 09-15-2049	Corporate Bonds 120,000 units	117,232
Canadian National Resources Limited Fixed 4.95% Due 06-01-2047	Corporate Bonds 100,000 units	115,863
Burlington Northern Santa Fixed 3.55% Due 02-15-2050	Corporate Bonds 110,000 units	114,875
Burlington Northern Santa 4.375% Due 09-01-2042	Corporate Bonds 100,000 units	114,526
Rockies Express Pipeline LLC 6.875% Due 04-15-2040/03-22-2010	Corporate Bonds 105,000 units	113,928
GLP Capital L.P. 4% Due 01-15-2030	Corporate Bonds 115,000 units	113,667
AT&T Inc. 4.85% Due 03-01-2039	Corporate Bonds 102,000 units	113,102
Texas Instruments Inc. 3.875% 03-15-2039	Corporate Bonds 100,000 units	112,284
CVS Health Corporation 5.125% Due 07-20-2045	Corporate Bonds 100,000 units	112,220
Tenet Healthcare Corporation 5.125% 11-01-2027	Corporate Bonds 109,000 units	112,106
Marsh & McLennan 4.375% Due 03-15-2029	Corporate Bonds 100,000 units	111,598
Capital One Financial Corporation 3.9% Due 01-29-2024	Corporate Bonds 105,000 units	110,933
San Diego Gas & Electric Company 4.1% 06-15-2049	Corporate Bonds 100,000 units	110,932

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Mass Mutual Life Insurance Company Surp Note 144A 8.875 Due 06-01-2039 BEO	Corporate Bonds 65,000 units	110,625
Brookfield Finance Inc. 4.85% 03-29-2029	Corporate Bonds 100,000 units	110,615
AT&T Inc. 4.35% Due 03-01-2029	Corporate Bonds 100,000 units	109,693
3M LIBOR/R 3.07% 11/21/2021	Exchange Cleared Swap Liabilities 7,575,000 units	109,089
Abbvie Inc. 4.875% Due 11-14-2048	Corporate Bonds 100,000 units	108,240
Enterprise Products Operating L.P. 3.125% Due 07-31-2029	Corporate Bonds 105,000 units	107,520
Southwestern Public Service Company 3.75% 06-15-2049	Corporate Bonds 100,000 units	107,311
Citigroup Inc. 4.4% Due 06-10-2025	Corporate Bonds 100,000 units	107,119
Alexandria Real 4% Due 02-01-2050	Corporate Bonds 100,000 units	105,810
Public Storage 3.385% 05-01-2029	Corporate Bonds 100,000 units	105,337
Piedmont National Gas 3.5% Due 06-01-2029	Corporate Bonds 100,000 units	105,111
Comerica Inc. 3.7% Due 07-31-2023	Corporate Bonds 100,000 units	104,711
Waste Management Inc. 3.2% Due 06-15-2026	Corporate Bonds 100,000 units	104,691
Kraft Heinz Foods 5% Due 07-15-2035	Corporate Bonds 100,000 units	104,524
CSX Corporation 3.25% Due 06-01-2027	Corporate Bonds 100,000 units	104,351
Noble Energy Inc. 5.05% Due 11-15-2044	Corporate Bonds 95,000 units	103,631
Willis North America Inc. 2.95% Due 09-15-2029	Corporate Bonds 105,000 units	103,345
Kraft Heinz Foods 3.95% Due 07-15-2025	Corporate Bonds 100,000 units	103,117
Keycorp 2.55% 10-01-2029 BEO	Corporate Bonds 105,000 units	102,706
Public Service Enterprise Group Inc. 2.875% Due 06-15-2024	Corporate Bonds 100,000 units	102,601
Select Income Real Estate Investment Trust 4.5% Due 02-01-2025	Corporate Bonds 100,000 units	102,398
Scentre Group Trust 1/2 3.25% 10-28-2025	Corporate Bonds 100,000 units	101,569
Royal Bank Of Canada Fixed 2.55% 07-16-2024	Corporate Bonds 100,000 units	101,354
Morgan Stanley Floating Rate 2.72% Due 07-22-2025	Corporate Bonds 100,000 units	100,546
Royal Bank Of Canada Fixed 2.8% 04-29-2022	Corporate Bonds 100,000 units	99,926
Sunoco Logistics 5.95% Due 12-01-2025	Corporate Bonds 87,000 units	98,874
3M LIBOR/R 2.28% 05/08/2022	Exchange Cleared Swaps - Other Assets 8,910,000 units	97,925
Churchill Downs 5.5% Due 04-01-2027	Corporate Bonds 92,000 units	97,369

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Vale Overseas Limited 6.875% Due 11-10-2039	Corporate Bonds 75,000 units	96,389
Actavis Inc. 4.625% Due 10-01-2042	Corporate Bonds 90,000 units	93,377
Boston Scientific 4% 03-01-2028	Corporate Bonds 85,000 units	93,165
HCA Inc. 5.25% Due 06-15-2049	Corporate Bonds 85,000 units	91,788
Commscope Finance LLC Senior Note 144A 6.0% 03-01-2026	Corporate Bonds 87,000 units	91,785
United Air 2019-1 Aa Pass Thru Trust 4.15% 08-25-2031	Corporate Bonds 85,000 units	91,132
Catalent Pharma 4.875% Due 01-15-2026	Corporate Bonds 90,000 units	90,225
Berkshire Hathaway 3.25% Due 04-15-2028	Corporate Bonds 85,000 units	89,522
Drive Auto 4.09% Due 06-15-2026	Asset Backed Securities 85,000 units	86,395
Wellcare Health Plans Inc. 5.375% 08-15-2026	Corporate Bonds 80,000 units	85,668
B.A.T. Capital Corporation 4.54% 08-15-2047	Corporate Bonds 90,000 units	83,829
Westrock Company Inc. 4.65% 03-15-2026	Corporate Bonds 75,000 units	82,335
Methanex Corporation 5.65% Due 12-01-2044	Corporate Bonds 85,000 units	82,123
Targa Resources 4C1NATJ 01-22-2020	Corporate Bonds 77,000 units	82,003
Commonspirit Health 3.347% Due 10-01-2029	Corporate Bonds 80,000 units	80,885
Southern California Edison 2.85% Due 08-01-2029	Corporate Bonds 80,000 units	80,698
John Deere Capital Corporation Medium Term 3.45% 03-07-2029	Corporate Bonds 75,000 units	79,844
Evergy Inc. 2.9% Due 09-15-2029	Corporate Bonds 80,000 units	79,595
American Tower Corporation 3.8% Due 08-15-2029	Corporate Bonds 75,000 units	78,876
Interstate Power & Light Company 3.6% 04-01-2029	Corporate Bonds 75,000 units	78,808
UDR Inc. Bond 3.75 Due 07-01-2024 BEO	Corporate Bonds 75,000 units	78,799
U.S. Bancorp Medium Fixed 3.375% Due 02-05-2024	Corporate Bonds 75,000 units	78,601
Westpac Banking Corporation 3.3% Due 02-26-2024	Corporate Bonds 75,000 units	78,400
Energy Transfer Fixed 4.25% Due 03-15-2023	Corporate Bonds 75,000 units	78,167
Toronto Dominion Bank Fixed 3.25% 03-11-2024 REG	Corporate Bonds 75,000 units	77,850
Suntrust Bank Georgia Fixed 3.2% 04-01-2024 REG	Corporate Bonds 75,000 units	77,529
Viacom Inc. 4.375% Due 03-15-2043	Corporate Bonds 75,000 units	77,353
Wisconsin Power & Light Company 3% Due 07-01-2029	Corporate Bonds 75,000 units	77,005
Parker-Hannifin 3.25% Due 06-14-2029	Corporate Bonds 75,000 units	76,879
Canadian Imperial Bank Commingled Fixed 3.1% 04-02-2024 REG	Corporate Bonds 75,000 units	76,821
UDR Inc. 3.2% 01-15-2030	Corporate Bonds 75,000 units	76,228
EG Global Finance PLC 6.75% Due 02-07-2025 BEO	Corporate Bonds 78,000 units	75,921
Total Capital International 3.461% Due 07-12-2049	Corporate Bonds 75,000 units	75,878
American Express Company 3% Due 02-22-2021	Corporate Bonds 75,000 units	75,758
FirstEnergy Transmission LLC Senior Note 144A 4.55% 04-01-2049	Corporate Bonds 65,000 units	74,043
Park Aerospace Holdings Limited Guaranteed 4.5% Due 03-15-2023	Corporate Bonds 70,000 units	72,119
TCI-Flatiron CLO Floating Rate Series 16-1A Class AR 07-17-2028	Asset Backed Securities 70,000 units	70,042
Tyson Foods Inc. 4% Due 03-01-2026	Corporate Bonds 65,000 units	69,673
Wells Fargo Bank N.A. Variable Rate 2.082% Due 09-09-2022	Corporate Bonds 70,000 units	69,568
EQM Midstream 4.125% Due 12-01-2026	Corporate Bonds 75,000 units	69,269
Intelsat Jackson Holdings S.A. 5.5 Due 08-01-2023	Corporate Bonds 74,000 units	68,418
Tenet Healthcare Corporation 4.875% 01-01-2026	Corporate Bonds 65,000 units	66,440
Waste Management Inc. Fixed 4.15% 07-15-2049	Corporate Bonds 55,000 units	64,094

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Charter Communications Operating LLC/Charter 4.2% Due 03-15-2028 BEO	Corporate Bonds 61,000 units	63,604
Sabine Pass Fixed 4.2% Due 03-15-2028	Corporate Bonds 60,000 units	63,487
American Water Capital Corporation 4.15% 06-01-2049	Corporate Bonds 55,000 units	63,112
J.B. Hunt Transport 3.875% Due 03-01-2026	Corporate Bonds 60,000 units	62,999
Abbott Labs 4.9% Due 11-30-2046	Corporate Bonds 50,000 units	62,929
Texas Eastern Transmission L.P. 3.5% Due 01-15-2028 BEO	Corporate Bonds 60,000 units	62,391
Antero Resources Corporation 5.625% Due 06-01-2023	Corporate Bonds 64,000 units	61,930
Oracle Corporation 4% 11-15-2047	Corporate Bonds 55,000 units	61,551
Petro Canada 5.35% Due 07-15-2033	Corporate Bonds 50,000 units	60,407
AT&T Inc. 5.55% Due 08-15-2041	Corporate Bonds 50,000 units	58,353
Unum Group 4% Due 06-15-2029	Corporate Bonds 55,000 units	57,169
HCA Inc. 5.875% Due 02-01-2029	Corporate Bonds 55,000 units	56,513
Anheuser Busch 4.7% Due 02 01 2036	Corporate Bonds 50,000 units	56,306
Global Payments Inc. 3.2% Due 08-15-2029 REG	Corporate Bonds 55,000 units	55,775
Edison International 5.75% Due 06-15-2027	Corporate Bonds 50,000 units	55,451
Nutrien Limited Fixed 4.2% Due 04-01-2029	Corporate Bonds 50,000 units	55,075
OneOK Inc. Fixed 3.4% 09-01-2029	Corporate Bonds 55,000 units	54,638
CBS Corporation Fixed 4.2% Due 06-01-2029	Corporate Bonds 50,000 units	54,254
Entergy Mississippi LLC 3.85% Due 06-01-2049	Corporate Bonds 50,000 units	54,051
Schlumberger Holdings Corporation 4.3% Due 05-01-2029 BEO	Corporate Bonds 50,000 units	54,050
Smithfield Foods Inc. Fixed 5.2% 04-01-2029 BEO	Corporate Bonds 50,000 units	54,038
Consumers Energy Fixed 3.75% 02-15-2050	Corporate Bonds 50,000 units	53,853
Starbucks Corporation 3.8% Due 08-15-2025	Corporate Bonds 50,000 units	53,393
Fidelity National Information Services Inc. 3.75%05-21-2029 REG	Corporate Bonds 50,000 units	53,298
Bristol Myers Squibb Company 3.2% Due 06-15-2026	Corporate Bonds 50,000 units	52,002
MPLX L.P. 4.5% 04-15-2038	Corporate Bonds 50,000 units	51,900
Duke Energy Corporation 3.4% Due 06-15-2029	Corporate Bonds 50,000 units	51,534
Apache Corporation 4.25% Due 01-15-2030	Corporate Bonds 50,000 units	51,391
NRG Energy Inc. 4.45% Due 06-15-2029	Corporate Bonds 50,000 units	51,060
Suntrust Bank 05-17-2019 Fixed 2.8% 05-17-2022	Corporate Bonds 50,000 units	50,672
U.S. Bancorp Fixed 3% 07-30-2029	Corporate Bonds 50,000 units	50,600
Kroger Company 2.65% Due 10-15-2026	Corporate Bonds 50,000 units	48,961
Mylan N.V. Fixed 5.25% Due 06-15-2046	Corporate Bonds 45,000 units	47,948
Boston Scientific 3.75% Due 03-01-2026	Corporate Bonds 45,000 units	47,672
Churchill Downs 4.75% 01-15-2028	Corporate Bonds 46,000 units	47,093
Marathon Oil Corporation 3.85% Due 06-01-2025	Corporate Bonds 45,000 units	46,787
Bank of America Corporation 3.974% 02-07-2030	Corporate Bonds 43,000 units	46,402
Citigroup Inc. Senior Note 3.352% 04-24-2025	Corporate Bonds 45,000 units	46,341
Kraft Heinz Foods 5.2% Due 07-15-2045	Corporate Bonds 45,000 units	46,262
Apache Corporation 5.1% Due 09-01-2040	Corporate Bonds 45,000 units	46,147
Manulife Financial Corporation 4.9% Due 09-17-2020	Corporate Bonds 45,000 units	46,130
Avolon Holdings Funding Limited 3.95% 07-01-2024	Corporate Bonds 45,000 units	45,920
SS&C Technologies Inc. 144A 5.5% 03-28-2019	Corporate Bonds 44,000 units	45,815
Phillips 66 2.45% Due 12-15-2024	Corporate Bonds 45,000 units	44,817

Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year) (continued)

Westpac Banking Corporation Fixed 4.421% Due 07-24-2039	Corporate Bonds 40,000 units	43,073
Life Storage L.P. Fixed 4% Due 06-15-2029	Corporate Bonds 40,000 units	41,956
Bank Of Nova Scotia B.C. 3.4% 02-11-2024	Corporate Bonds 40,000 units	41,713
Centennial Resources 6.875% Due 04-01-2027	Corporate Bonds 39,000 units	38,805
USA Compression Partners L.P. 144A Fixed 6.875% 09-01-2027 BEO	Corporate Bonds 36,000 units	37,591
Pfizer Inc. 3.45% 03-15-2029	Corporate Bonds 35,000 units	37,331
HCP Inc. 3.25% Due 07-15-2026	Corporate Bonds 35,000 units	36,006
UnitedHealth Group 3.875% Due 08-15-2059	Corporate Bonds 35,000 units	35,800
Hewlett Packard Step Coupon 6.35% Due 10-15-2045	Corporate Bonds 30,000 units	34,992
Fox Corporation Guaranteed Senior Note 144A 4.709% Due 01-25-2029/01-25-2019 BEO	Corporate Bonds 30,000 units	33,887
HCA Inc. 5.375% Due 02-01-2025	Corporate Bonds 31,000 units	31,891
PNC Financial Services 3.5% Due 01-23-2024	Corporate Bonds 30,000 units	31,475
Community Health Systems Inc. Fixed 8% 03-15-2026	Corporate Bonds 31,000 units	31,042
Duke Energy Fixed 3.7% Due 12-01-2047	Corporate Bonds 30,000 units	30,955
Healthpeak Properties Inc. 3.5% Due 07-15-2029	Corporate Bonds 30,000 units	30,692
Intel Corporation 4.1% Due 05-19-2046	Corporate Bonds 25,000 units	29,141
Cleco Corporation Holdings 4.973% Due 05-01-2046	Corporate Bonds 25,000 units	28,616
AEP Tex Inc. 4.15% Due 05-01-2049	Corporate Bonds 25,000 units	27,554
Rogers Communications Inc. 4.35% 05-01-2049 REG	Corporate Bonds 25,000 units	27,483
Anheuser Busch InBev Finance Inc. 4.625 Due 02-01-2044 REG	Corporate Bonds 25,000 units	27,450
Consolidated Edison Company N.Y. Inc. 4.125% 05-15-2049 REG	Corporate Bonds 25,000 units	27,338
Reynolds American Inc. Fixed 5.85% Due 08-15-2045	Corporate Bonds 25,000 units	26,925
Westrock Company Inc. 3.9% Due 06-01-2028	Corporate Bonds 25,000 units	25,921
Celanese US Holdings Fixed 3.5% 05-08-2024	Corporate Bonds 25,000 units	25,735
Enable Midstream Partners L.P. 4.4% Due 03-15-2027 REG	Corporate Bonds 25,000 units	25,101
TransOcean Poseidon Limited Senior Securitized Note 6.875% 02-01-2027	Corporate Bonds 21,000 units	21,906
Principal Financial Group 3.7% Due 05-15-2029	Corporate Bonds 20,000 units	21,140
Verizon 3.875% Due 02-08-2029	Corporate Bonds 15,000 units	16,306
Appalachian Power Company Fixed 4.5% 03-01-2049	Corporate Bonds 10,000 units	11,484
Boardwalk Pipelines L.P. 4.8% 05-03-2029	Corporate Bonds 10,000 units	10,434
3.08%/R 3M LIBOR 11/21/2024	Exchange Cleared Swaps - Other Assets 3,115,000 units	—
2.34%/R 3M LIBOR 04/11/2025	Exchange Cleared Swaps - Other Assets 6,230,000 units	—
2.37%/R 3M LIBOR 05/08/2025	Exchange Cleared Swaps - Other Assets 3,650,000 units	—
Participant Self-Directed Brokerage Accounts	Various Investments	98,220

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan Number: #001
As of December 31, 2019
Schedule G, Part 1 – Schedule of Loans or Fixed Income Obligations
in Default or Classified as Uncollectible

Identity of obligor	Original amount of loan (cost of security)	Unpaid balance at end of year (fair value of security)
Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation and other material items (description of fixed income obligation)
				Amount of principal overdue	Amount of interest overdue
Kaupthing Bank	$183,033	$775	Corporate Bonds 310,000 units due 2/28/2020	$—	$—

AMGEN RETIREMENT AND SAVINGS PLAN
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date:	June 16, 2020	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and
Chief Financial Officer
Amgen Inc.